SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON DC 20549


                                  FORM 6-K

                          Report of Foreign Issuer

                    Pursuant to rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                              File No. 0-17140

                         For the month of December, 2005

                                Tomkins plc

              (Translation of registrant's name into English)

                 East Putney House, 84 Upper Richmond Road,
                      London SW15 2ST, United Kingdom
                  (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes....... No...X....


Exhibit Index

Exhibit No.

1.  Safe Harbour Statement

2.  Tomkins 2005 Third Quarter and Nine Months Results Announcement



Exhibit 1

This document may contain "forward-looking statements" within the meaning of
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.


Exhibit 2


London, Wednesday 23 November 2005

Third quarter and nine months results 2005


1. PERFORMANCE HIGHLIGHTS


Third Quarter 2005

* Revenue increased by 11.4 per cent to GBP819.4 million (Q3 2004: GBP735.8 million) with a good contribution from recent acquisitions

* Profit from operations before restructuring initiatives increased by 11.1 per cent to GBP83.1 million (Q3 2004: GBP74.8 million)

* Operating margin, based on profit from operations before restructuring initiatives, of 10.1 per cent (Q3 2004: 10.2 per cent)

Nine Months 2005

*    Revenue  increased  by  3.8  per  cent  to  GBP2,364.5  million  (9M  2004:
     GBP2,277.5 million)

* Profit from operations before restructuring initiatives increased by 0.7 per cent to GBP232.0 million (9M 2004: GBP230.5 million)

* Operating margin, based on profit from operations before restructuring initiatives, of 9.8 per cent (9M 2004: 10.1 per cent)

*    Basic earnings per share were ahead by 13.3 per cent at 18.19 pence

* Good cash flow from operations after restructuring initiatives of GBP103.9 million

*    Period end net debt, excluding preference shares, at GBP376.6 million

*    Net expenditure on acquisitions and disposals was GBP68.4 million


Outlook
The contribution from our recent acquisitions and the actions we have taken to improve profitability during difficult market conditions are expected to result in continued progress. We expect the year as a whole to remain in line with market expectations.


James Nicol, Chief Executive Officer, commented:
"I am pleased with our overall performance given the adverse impact from the North American automotive original equipment market and the effect of two severe hurricanes in the southern United States. I am particularly satisfied with the pace at which the recent acquisitions have been integrated into the existing businesses and have started to make contributions to Group performance."

2. EXECUTIVE SUMMARY


----------------------------------- ------------------------------------------------------ ---------------------------------
          Third Quarter                                                                              Nine months
----------------------------------- ------------------------------------------------------ ---------------------------------
      2005              2004                                                                    2005             2004
   GBP million       GBP million                                                             GBP million      GBP million
   (Unaudited)       (Unaudited)                                                             (Unaudited)      (Unaudited)

------------------ ---------------- ------------------------------------------------------ ---------------- ----------------
       819.4            735.8       Revenue                                                    2,364.5         2,277.5
------------------ ---------------- ------------------------------------------------------ ---------------- ----------------
                                    Profit from operations before restructuring
        83.1             74.8       initiatives*                                                 232.0           230.5
------------------ ---------------- ------------------------------------------------------ ---------------- ----------------
        (1.4)             5.6       Restructuring initiatives*                                    (9.9)          (12.2)
------------------ ---------------- ------------------------------------------------------ ---------------- ----------------
        81.7             80.4       Profit from operations                                       222.1           218.3
------------------ ---------------- ------------------------------------------------------ ---------------- ----------------
        75.0             73.6       Profit before tax on a comparable basis**                    202.5           199.2
------------------ ---------------- ------------------------------------------------------ ---------------- ----------------
       (30.4)           (22.0)      Tax                                                          (52.8)          (54.8)
------------------ ---------------- ------------------------------------------------------ ---------------- ----------------
                                    Profit for the period from continuing operations on
        44.6             51.6       a comparable basis**                                         149.7           144.4
------------------ ---------------- ------------------------------------------------------ ---------------- ----------------
         5.69p            6.08p     Basic earnings per share                                      18.19p          16.06p
------------------ ---------------- ------------------------------------------------------ ---------------- ----------------
    $ million         $ million                                                               $ million        $ million
------------------ ---------------- ------------------------------------------------------ ---------------- ----------------
                                    Net sales from continuing operations in US dollars
     1,451.4          1,329.0       under US GAAP                                              4,340.8         4,080.5
------------------ ---------------- ------------------------------------------------------ ---------------- ----------------
       128.8            126.0       Operating income from continuing operations in US            370.2           381.5
                                    dollars under US GAAP
------------------ ---------------- ------------------------------------------------------ ---------------- ----------------

 * Restructuring initiatives include restructuring costs and gains and losses from disposals and exit of businesses

** Presented on a comparable basis to remove the impact of IAS 32&39. See
   Operating and Financial Review section for a breakdown


NOTES

1. The Group reports its results in sterling under International Financial Reporting Standards ("IFRS") and in US dollars under US GAAP. Unless otherwise stated, the commentary in this announcement refers to the IFRS financial information.

2.   Financial   information  for  comparative  periods  has  been  restated  in accordance with IFRS.

3. Commentary on the third quarter unaudited results compares the 91-day period from 3 July to 1 October 2005 with unaudited results for the 91-day period from 4 July to 2 October 2004 (Q3 2004). Commentary on the nine months unaudited results compares the 273-day period from 2 January to 1 October 2005 with unaudited results for the 273-day period from 4 January to 2 October 2004 (9M 2004).

4. Approximately 66 per cent of the Group's revenues arise in the USA. Financial information has been translated at an average rate of GBP1=$1.78 for Q3 2005 (GBP1=$1.82 in Q3 2004), and at the average rate of GBP1=$1.84 in the nine-month period in 2005 (GBP1=$1.82 in the nine-month period in 2004).

5. The financial information provided in this announcement has not been subject to audit or review by the auditors.


The Group has continued to make progress in spite of facing similar challenges to those that impacted our interim results, notably weak North American automotive production volumes, particularly at General Motors and Ford, the delay in the implementation timetable of the Transportation Recall Enhancement Accountability and Documentation ("TREAD") Act, and continuing softness in the non-residential construction market.

In the third quarter, reported revenue was up by 11.4 per cent at GBP819.4 million and profit from operations before restructuring initiatives was ahead by
11.1 per cent at GBP83.1 million when compared to the prior year, benefitting from strong contributions from the recent acquisitions. Reported revenue for the nine months increased by 3.8 per cent to GBP2,364.5 million and profit from operations before restructuring initiatives was up by 0.7 per cent at GBP232.0 million when compared to the prior year.

The Industrial and Automotive group revenues increased by 10.4 per cent in the third quarter when compared to the prior year and maintained double digit operating margins, based on profit from operations before restructuring initiatives, in spite of the challenges already highlighted. At Stackpole, action continues to be taken to improve profitability. The recent acquisitions:
Mectrol, EMB and LE Technologies, made a good contribution to sales and profits in the quarter. In early November we announced the plan to transfer the remaining manufacturing capability from the Wiper Systems facility in Pontypool to more cost competitive locations. Schrader Electronics won new awards during the quarter and the volume ramp-up will start in the second half of 2006.

In the Building Products group, revenues grew by 13.8 per cent in the third quarter to GBP236.2 million and profit from operations before restructuring initiatives was 24.9 per cent higher at GBP26.6 million when compared to the prior year. The businesses in this group capitalised on the continued strength in the residential housing market and the recently acquired Milcor business continued to perform ahead of our expectations. The integration of NRG Industries Inc., acquired in September, is progressing well and we expect this business to contribute from the fourth quarter onwards.

Operating cash flow in the first nine months declined against the prior year, mainly due to a working capital outflow in the third quarter and higher payments for post-retirement benefits.

We did see some raw material cost increases in the third quarter due to the short-term supply disruptions but overall we believe that the impact of raw material costs for the Group as a whole will be broadly neutral for the year.

The Group reported an operating margin in the third quarter, based on profit from operations before restructuring initiatives, of 10.1 per cent (Q3 2004:
10.2 per cent). For the first nine months the Group's operating margin, based on profit from operations before restructuring initiatives, was 9.8 per cent (9M 2004: 10.1 per cent).

Restructuring costs for the third quarter were GBP10.6 million (Q3 2004: GBP1.9 million) and for the nine months were GBP18.0 million (9M 2004: GBP15.4 million), the increase attributable to the announced termination of manufacturing activities at the Wiper Systems facility in Pontypool. Property disposals and the sale of businesses resulted in a net profit in the third quarter of GBP9.2 million (Q3 2004: GBP7.5 million) and a net profit of GBP8.1 million (9M 2004: GBP3.2 million) during the first nine months of the year.

Net  finance  costs in the first nine  months  were  GBP26.7  million  (9M 2004:
GBP19.1 million), reflecting the effect of the reclassification of GBP12.0 million of preference dividends to interest payable and net of the recognition of GBP4.9 million of fair valuation gains arising from hedging instruments in the first nine months of the year, following the adoption of IAS32 and IAS39 prospectively from 2 January 2005.

On a comparable basis, profit before tax in the third quarter was GBP75.0 million (Q3 2004: GBP73.6 million) and in the first nine months was GBP202.5 million (9M 2004: GBP199.2 million), representing an increase of 1.9 per cent and 1.7 per cent respectively (see Operating and Financial Review section).

The tax charge for the nine months is calculated at an effective rate of 27.0 per cent on profit from continuing operations, resulting in a tax charge of GBP52.8 million (9M 2004: GBP54.8 million). The tax charge for the third quarter is GBP30.4 million compared with GBP22.0 million in the third quarter of 2004. The effective rate for the first nine months of 2005, calculated on profit before tax, before preference dividends and other finance income, is 26.1 per cent (9M 2004: 27.5 per cent).

In the third quarter of 2005, profit for the period amounted to GBP46.4 million (Q3 2004: GBP52.2 million) and basic earnings per share were 5.69 pence (Q3 2004: 6.08 pence).

In the first nine months of 2005, profit for the period amounted to GBP146.4 million (9M 2004: GBP143.2 million) and basic earnings per share were 18.19 pence (9M 2004: 16.06 pence), an increase of 13.3 per cent.


3. OVERVIEW OF PRINCIPAL MARKETS


--------------------------------------------------------- --------------------------------- --------------------------------
Group sales by end market                                          Third Quarter                      Nine Months
                                                                        2005                             2005
--------------------------------------------------------- --------------------------------- --------------------------------
Automotive original equipment                                           23.1%                            23.4%
--------------------------------------------------------- --------------------------------- --------------------------------
Automotive aftermarket                                                  20.0%                            20.8%
--------------------------------------------------------- --------------------------------- --------------------------------
Industrial original equipment                                           14.0%                            14.2%
--------------------------------------------------------- --------------------------------- --------------------------------
Industrial aftermarket                                                  11.2%                            11.3%
--------------------------------------------------------- --------------------------------- --------------------------------
Recreational vehicles                                                    3.1%                             2.8%
--------------------------------------------------------- --------------------------------- --------------------------------
Other                                                                    1.3%                             1.4%
--------------------------------------------------------- --------------------------------- --------------------------------
Industrial and Automotive                                               72.7%                            73.9%
--------------------------------------------------------- --------------------------------- --------------------------------

--------------------------------------------------------- --------------------------------- --------------------------------
Residential construction                                                13.0%                            11.9%
--------------------------------------------------------- --------------------------------- --------------------------------
Non-residential construction                                            12.6%                            12.7%
--------------------------------------------------------- --------------------------------- --------------------------------
Manufactured housing                                                     1.7%                             1.5%
--------------------------------------------------------- --------------------------------- --------------------------------
Building Products                                                       27.3%                            26.1%
--------------------------------------------------------- --------------------------------- --------------------------------


INDUSTRIAL & AUTOMOTIVE MARKETS

Automotive original equipment
Encompassing: Powertrain, Fluid Power, Fluid Systems, Wiper Systems and Other Industrial & Automotive Nine months 2005: 23.4 per cent of Group sales

Global automotive production in the first nine months of 2005 increased by 3.5 per cent compared to 2004 according to CSM, with a total of 46.4 million light vehicles manufactured. Production in North America declined by 1.1 per cent. General Motors' and Ford's production volumes in the first nine months were down
10.7 per cent and 11.7 per cent respectively, whereas DaimlerChrysler increased production volumes by 6.0 per cent. Estimates for fourth quarter production volumes from Ward's Autos indicate that General Motors and Ford will be marginally lower than the same period last year with DaimlerChrysler increasing volumes by 4.9 per cent. Western European automotive production declined by 2.4 per cent in the first nine months of 2005, but there was continued strong growth in South America (16.1 per cent), Japan and Korea (5.0 per cent), and the emerging markets including China (13.2 per cent).

Latest CSM forecasts for the full year estimate global production growth of 4.1 per cent. North American production volumes are forecast to decline by 0.3 per cent compared to last year, to 15.7 million units. Western European production is forecast to decline by 1.4 per cent. Production in Japan and Korea is forecast to grow 4.5 per cent, with China ahead by 18.9 per cent. South America is forecast to grow by 14.0 per cent.

Automotive aftermarket
Encompassing: Powertrain, Fluid Power, Fluid Systems, Wiper Systems and Other Industrial & Automotive Nine months 2005: 20.8 per cent of Group sales

The global automotive aftermarket has grown steadily in the first nine months of 2005. Genuine Parts (NAPA) provides a useful barometer for the market and has projected growth in aftermarket sales in the full year.

Industrial original equipment
Encompassing: Powertrain, Fluid Power, Fluid Systems and Other Industrial & Automotive Nine months 2005: 14.2 per cent of Group sales

Total industrial production in North America as measured by the US Federal Reserve was 2.0 per cent higher year-on-year and capacity utilisation was 0.8 per cent higher year-on-year. Industrial production in September dropped by 1.0 per cent as the hurricanes in the United States significantly reduced output, but is expected to return to more normal levels in October and show a positive trend for the balance of the year.

Industrial aftermarket
Encompassing:   Power  Transmission,   Fluid  Power,  Fluid  Systems  and  Other
Industrial & Automotive Nine months 2005: 11.3 per cent of Group sales

The continued strength in US industrial activity has seen high demand in the industrial replacement market that, according to Company estimates, is expected to continue for the balance of the year and into 2006.

Recreational vehicles
Encompassing: Dexter Axle and Philips
Nine months 2005: 2.8 per cent of Group sales

Shipments of recreational vehicles were up by 2.9 per cent on a year-to-date basis with considerable sales activity as a result of contracts with the Federal Emergency Management Agency ("FEMA") due to the recent relief efforts in the southern United States. Management expects this increased activity to last through the balance of 2005.

BUILDING PRODUCTS MARKETS

Residential construction
Encompassing: Air Systems Components, Lasco Bathware and Philips
Nine months 2005: 11.9 per cent of Group sales

The US Census Bureau reported record residential building permits on a year-to-date basis to the end of September of 2.2 million (up 4.2 per cent compared to September 2004), housing starts up 5.7 per cent and completions up
4.7 per cent. September was the sixth successive month in which annualised housing starts were above 2.0 million units. The National Association of Home Builders' forecasts show a slight decline in total housing starts in the fourth quarter.

Non-residential construction
Encompassing: Air Systems Components, Lasco Bathware and Lasco Fittings Nine months 2005: 12.7 per cent of Group sales

Dodge reports square footage based on planned data while the US Census Bureau reports the value of construction based on actual expenditure. In the first nine months, Dodge reports that square footage was down 3.4 per cent on last year, which indicates an improvement in the third quarter given the rate of decline in the first half of 2005. The latest full year forecast from Dodge for non-residential construction predicts the market will be flat year-on-year. The US Census Bureau reports the value of construction for the first nine months increasing by 6.2 per cent year-on-year, which more closely tracks our internal performance.

Manufactured housing
Encompassing: Dexter Axle and Philips
Nine months 2005: 1.5 per cent of Group sales

Manufactured housing shipments were up by 1.8 per cent on a year-to-date basis, with an uplift due to purchases by the FEMA that is expected to carry over into the fourth quarter. However, the underlying market remains relatively flat.

The remaining 1.4 per cent of Group sales relate to other markets, including bulk materials and postal handling.

4. OPERATING AND FINANCIAL REVIEW


Industrial & Automotive
----------------------------------------------------- ---------------------------------- ----------------------------------
                                                                Third quarter                       Nine months
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
                                                           2005              2004              2005             2004
                                                        GBP million      GBP million       GBP million      GBP million
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Sales:                                                                                         729.7            695.8
 Powertrain                                                 241.7             221.8
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
 Fluid Power                                                 93.4              81.4            271.6            247.1
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
 Wiper Systems                                               55.6              57.3            171.7            191.0
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
 Fluid Systems                                               58.3              53.7            173.2            174.7
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
 Other Industrial & Automotive(1)                           134.2             114.0            365.0            357.4
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Total sales                                                 583.2             528.2          1,711.2          1,666.0
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Profit from operations before restructuring                  62.7              60.1            186.2            193.3
initiatives
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Operating margin(2)                                           10.8%             11.4%           10.9%            11.6%
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
EBITDA margin(2)                                              14.9%             15.7%           15.0%            15.6%
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Average net operating assets                                                                   863.4            713.4
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Return on average net operating assets(2) (3)                                                   28.8%            36.1%
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Return on invested capital(3) (4)                                                                9.6%            11.1%
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Capital expenditure                                                                             86.9            100.5
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Depreciation                                                                                    71.2             67.0
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Employees (number)                                                                            25,472           25,385
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------

(1) Includes Dexter Axle, Dearborn Mid-West, Plews and Ideal
(2) Before restructuring initiatives
(3) Annualised
(4) Return on invested capital is calculated for total operations before restructuring initiatives

During the third quarter, the underlying profitability and operating margin before restructuring initiatives of the Industrial & Automotive group continued to be impacted by a number of the factors seen in the first half of 2005:

     (a) lower production volumes in the Automotive OE market generally and in particular a reduction in volumes shipped by Ford and General Motors due to their market share declines in North America;

     (b) the impact of year-on-year raw material cost increases that could not be passed on to customers, felt particularly at Wiper Systems;

     (c) lower volumes on legacy programmes in Stackpole and the slower ramp-up of new platforms due to weaker customer volumes; and

     (d)  the delayed implementation of the TREAD Act reducing volumes in RTPMS.

The third quarter was also affected by temporary supply chain disruptions and a spike in raw material prices as a result of the hurricanes in the gulf coast region of the United States. At the beginning of November, Tomkins announced its intention to transfer the remaining manufacturing capability from the Wiper Systems plant in Pontypool. Initiatives to improve the profitability at this plant have been ongoing for some time, and so the decision was taken to move production to more cost competitive locations.

All of the recent acquired businesses (Mectrol, LE Technologies and EMB) made contributions ahead of our expectations in the third quarter and have been integrated effectively into their respective businesses.

Powertrain
Our automotive original equipment business continued to be impacted in the third quarter by the weak demand from Ford and General Motors, where volumes declined despite the boost to sales in the early part of the third quarter from the application of employee discount schemes to all sales.

Mectrol made another good contribution in the quarter and additional capacity is now being added to this business in Germany.

In October the Power Transmission business in Asia won the Chery Automotive Supplier Award for 'Excellent technical co-operation' and was praised for its outstanding contribution.

The North American aftermarket business performed solidly but will continue to be impacted for the balance of the year by a number of customer stores still out of business due to the hurricanes in southern United States. Worldwide aftermarket sales improved with strong growth in the industrial replacement segment but lower sales in the automotive aftermarket due to lower sales to the original equipment service market.

At Stackpole, the lower General Motors production volumes continued to impact profitability in the third quarter. However, the aggressive management action taken in the second quarter to contain costs is starting to deliver an improvement in performance.

Fluid Power
Fluid Power had another strong quarter, particularly in North America, and continued to achieve the Tomkins 10-10-10 internal performance metric due to continued strength in the industrial market. Europe and India also contributed good performances due to market strength and new products.

The Quick-Lok(TM) threadless technology won the Charles C Gates award reflecting the contribution this product has made to the hydraulic connection market.

The EMB integration is progressing to plan with purchasing and freight synergies identified and this business is expected to make a full contribution in the fourth quarter.

Wiper Systems
In the aftermarket, the success of the Innovision Beam Blade continued to have a positive impact on sales in the third quarter. In November, this product helped Trico to win ten automotive aftermarket awards given by the Aftermarket Business magazine.

The Group announced in early November the decision to transfer the remaining production facilities from the loss-making Trico plant in Pontypool to more competitive production facilities. The total cost of transferring production is estimated to be GBP12.7 million. A provision for asset impairment of GBP7.3 million was charged to profit and loss in the third quarter of 2005 and the balance of the costs will be incurred through to the end of 2006. The cash impact is estimated to be GBP3.6 million.

Fluid Systems
Schrader Electronics won new awards in the third quarter, due particularly to the competitiveness of its snap-in sensor. The ramp-up of this business will start in the second half of 2006. In the short-term, Schrader Electronics continues to be impacted by lower volumes due to the delay in the implementation of the revised TREAD Act.

Elsewhere in Fluid Systems, Stant experienced a significant uplift in sales of fuel caps in the third quarter driven by fuel price concerns in North America. Demand is expected to remain high until the end of November, while the balance of the Schrader business continues to be held back by lower automotive volumes.

Other Industrial & Automotive
Sales and profit from operations were higher in the third quarter compared with the prior year with strong contributions from LE Technologies, while both Dexter and Ideal benefitted from a sales uplift due to orders from FEMA.

Ideal officially opened its new plant in Suzhou, China, in October with a number of major customers and potential customers in attendance.


Building Products
----------------------------------------------------- ---------------------------------- ----------------------------------
                                                                Third quarter                       Nine months
----------------------------------------------------- ---------------------------------- ----------------------------------
                                                            2005             2004              2005             2004
                                                        GBP million      GBP million       GBP million      GBP million

----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Sales:                                                                                        357.0              324.9
 Air Systems Components                                     129.1             113.5
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
 Other Building Products(1)                                 107.1              94.1           296.3              286.6
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Total sales                                                 236.2              207.6          653.3              611.5
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Profit from operations before restructuring                  26.6              21.3            62.0               55.9
initiatives
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Operating margin(2)                                           11.3%             10.3%           9.5%               9.1%
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
EBITDA margin(2)                                              13.8%             14.1%          12.2%              12.4%
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Average net operating assets                                                                  169.4              185.3
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Return on average net operating assets(2) (3)                                                  48.8%              40.1%
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Return on invested capital(3) (4)                                                              12.1%               9.5%
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Capital expenditure                                                                            17.1               12.2
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Depreciation                                                                                   17.5               19.8
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Employees (number)                                                                            11,382            11,586
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------

(1) Includes Lasco Bathware, Lasco Fittings, Philips
(2) Before restructuring initiatives
(3) Annualised
(4) Return on invested capital is calculated for total operations before restructuring initiatives

The Building Products group made good progress in the third quarter with sales and operating margins ahead on the same period last year, although the profitability was impacted by increased raw material prices and an unfavourable product mix in the residential business.

Air Systems Components
Despite the continuing softness in the non-residential construction market, a number of significant new contract awards were won in the third quarter ($4.8m since June 2005) including the Bank of America building in New York, and the Zhejiang Power contract in China.

Hart & Cooley continued to benefit from the strength of the residential housing market. The integration of Milcor is advancing well and synergies are being realised, especially with sourcing product in China. A new product line was well received with orders from major customers. The disposal of the Gutter Helmet business to Gibraltar Industries for $20.4 million was completed during the quarter.

During the third quarter Ruskin acquired NRG Industries Inc., a multi-brand manufacturer of commercial building accessories. NRG has developed free-cooling and heat-recovery products that make air conditioning systems more efficient. These product lines will be aligned with Ruskin's distribution channels to provide growth opportunities.

Other Building Products
Strong sales in the quarter were boosted by some sizeable orders for manufactured housing to supply relief accommodation in the southeastern United States. Margins have improved over the same quarter last year benefitting from price increases put through earlier in the year, but they have come under pressure again as a result of unprecedented and rapid increases in the costs of oil-based raw material inputs. Lasco Bathware has launched several new products in its shower and bathware range in the third quarter that has been well received by the market.

Restructuring initiatives
In the first nine months of 2005, restructuring costs were GBP18.0 million (9M 2004: GBP15.4 million), which primarily relate to the termination of manufacturing production at the Wiper Systems facility in Pontypool and restructuring initiatives at Air Systems Components.

Disposals and exits of businesses in the first nine months of 2005 resulted in a profit of GBP8.1 million (9M 2004: GBP3.2 million). Of this, GBP8.8 million related to profit on the disposal of the Gutter Helmet business, losses of GBP0.7 million arose from the disposal of businesses and properties as part of restructuring initiatives.



Profit before tax

Tomkins adopted IAS32 "Financial Instruments: Disclosure and Presentation" and IAS39 "Financial Instruments: Recognition and Measurement" prospectively from 2 January 2005. As a result, profit before tax for the three and nine months ended 1 October 2005 shown on the face of the income statement is not directly comparable to profit before tax for the three and nine months ended 2 October 2004. In 2005, the preference dividend is disclosed within interest payable, while in 2004, it is shown below profit for the period. In addition, fair value gains on derivative instruments are included as Other Finance Income in 2005, while this adjustment was not recognised in 2004.

The following table sets out the effect of the adjustments in 2005 and shows the movement on Profit before tax on a comparable basis:


-------------------------------------------------------------- ----------------------------- -----------------------------
GBP million                                                           Third quarter                  Nine months
-------------------------------------------------------------- ----------------------------- -----------------------------
                                                                  Q3 2005        Q3 2004          2005           2004
-------------------------------------------------------------- -------------- -------------- -------------- --------------
Profit before tax                                                  72.3           73.6          195.4           199.2
Adjust for:
  Preference dividend (Note 4)                                      3.9              -           12.0              -
  Fair value gains on derivative instruments (Note 6)              (1.2)             -           (4.9)             -
-------------------------------------------------------------- -------------- -------------- -------------- --------------
Profit before tax on a comparable basis                            75.0           73.6          202.5           199.2
-------------------------------------------------------------- -------------- -------------- -------------- --------------
Increase                                                            1.9%             -            1.7%             -
-------------------------------------------------------------- -------------- -------------- -------------- --------------


Interest payable, investment income and finance income
Interest payable for the first nine months was GBP60.9 million (9M 2004: GBP48.7 million), investment income was GBP29.3 million (9M 2004: GBP29.6 million) and other finance income was GBP4.9 million (9M 2004: GBPnil). Under IFRS, interest payable includes the finance cost related to the post employment benefits liability of GBP29.6 million and investment income includes the expected return on post employment benefit plan assets of GBP25.7 million. With effect from the start of the financial year, interest costs include preference dividends and fair value gains and losses on derivative hedging instruments are included under other finance income or expense as required following the application of IAS32 and IAS39.

Taxation
The effective tax rate for the first nine months was 27.0 per cent, which resulted in a total charge of GBP52.8 million (9M 2004: GBP54.8 million). The tax charge benefitted from a reduction in the tax provisions of GBP15.7 million from the resolution of an outstanding tax issue in the United States and adjustments to deferred taxation.

Pensions
Pension costs charged to profit from operations before restructuring initiatives in the first nine months of 2005 for defined benefit schemes were GBP2.7 million after non-recurring pension credits of GBP1.4 million (9M 2004: GBP2.2 million after non-recurring pension credits of GBP1.3 million) and pension contributions to defined benefit schemes were GBP40.7 million (9M 2004: GBP15.9 million). For the full year contributions to defined benefit schemes are expected to be in the region of GBP44.2 million (2004: GBP24.2 million).

Capital expenditure
Net capital  expenditure in the first nine months was GBP88.9  million (9M 2004:
GBP109.2 million) representing 1.0 times depreciation (9M 2004: 1.3 times). The full year net capital expenditure is expected to be around GBP140 million, depending on the timing of certain asset disposals.

Working capital
The average working capital as a percentage of moving annual total sales over the first nine months of the year was 14.0 per cent compared to 12.9 per cent in 2004. For the year as a whole we expect to see a broadly neutral working capital position, excluding post employment benefit payments, with a significant reduction in working capital expected to occur in the final quarter of the year.

Cash flow
In the first nine months of 2005, cash flow from operations after restructuring initiatives declined by 3.8 per cent to GBP103.9 million. There was a working capital outflow of GBP122.8 million, excluding the effect of restructuring costs, which was partly due to early pension payments of GBP40.7 million (9M 2004: GBP15.9 million). Net expenditure on acquisitions and disposals in the period was GBP68.4 million. Net debt also increased due to the impact of the strengthening of the US dollar and the fair value adjustment to the Group's outstanding bonds. Overall net debt, excluding the reclassification of preference shares, amounted to GBP376.6 million. The table below shows the cash movement for the first nine months of the year, excluding a net increase of GBP22.3 million relating to the preference shares (arising from the movement in the GBP/$ exchange rate):


----------------------------------------------------------------------------------- --------------------------------
                                                                                              Nine months
----------------------------------------------------------------------------------- --------------- ----------------
                                                                                         2005            2004
                                                                                     GBP million      GBP million
----------------------------------------------------------------------------------- --------------- ----------------

Profit from operations before restructuring initiatives                                 232.0            230.5
   Depreciation and amortisation                                                         88.0             87.1
----------------------------------------------------------------------------------- --------------- ----------------
                                                                                        320.0            317.6
Cash effect of restructuring initiatives:
   Restructuring costs                                                                  (13.6)           (18.1)
   Costs of exit from business                                                              -            (19.1)
 Capital expenditure:
   Restructuring costs (gross GBP1.7m; disposals GBP9.5m)                                 7.8             (6.9)
   Business operations (gross GBP102.5m; disposals GBP5.8m)                             (96.7)          (102.3)
Working capital, excluding the effect of restructuring costs                           (122.8)           (66.1)
Other operating cash flows                                                                9.2              2.9
----------------------------------------------------------------------------------- --------------- ----------------
Cash flow from operations after restructuring initiatives                               103.9            108.0
Tax, interest and dividends                                                            (135.4)          (110.8)
----------------------------------------------------------------------------------- --------------- ----------------
Cash flow after tax, interest and dividends                                             (31.5)            (2.8)
Acquisitions and disposals(1)                                                           (68.4)            16.2
Currency                                                                                (25.4)             0.2
Fair value on loan                                                                       (6.7)              -
Dividend paid to minority interests                                                      (5.9)            (2.7)
Other                                                                                     2.3              0.4
----------------------------------------------------------------------------------- --------------- ----------------
(Increase)/reduction in net debt                                                       (135.6)            11.3
----------------------------------------------------------------------------------- --------------- ----------------

(1) Includes GBP0.9 million of leases obtained on acquisition

Results prepared under US GAAP in US dollars
Operating income from continuing operations under US GAAP in the third quarter of 2005 was $128.8 million (Q3 2004: $126.0 million). Net income under US GAAP was $68.5 million (Q3 2004: $73.2 million).

Operating income from continuing operations under US GAAP in the first nine months of 2005 was $370.2 million (9M 2004: $381.5 million). Net income under US GAAP was $233.2 million (9M 2004: $242.3 million).

Shareholders' equity under US GAAP was $3,066.9 million at 1 October 2005, compared to $2,750.5 million at 2 October 2004.

The differences between IFRS and US GAAP arise from the treatment of restructuring costs, intangible assets, inventory, post-employment benefits and stock based compensation. Net income under US GAAP is subject to additional adjustments relating to the treatment of costs associated with exit or disposal activities, capitalised interest, derivatives and deferred tax. A reconciliation of financial information prepared under IFRS and US GAAP is shown in Section 9.

5. FINANCIAL DATA


Segmental information (unaudited)

Three months ended 1 October 2005
-------------------------------------------------------------- -------------- -------------- -------------- --------------
GBP million                                                    Industrial &     Building      Unallocated       Total
                                                                Automotive      Products        central
                                                                                              activities
-------------------------------------------------------------- -------------- -------------- -------------- --------------
Revenue                                                           583.2          236.2              -          819.4
-------------------------------------------------------------- -------------- -------------- -------------- --------------
Segment result (See note 2)                                        51.9           36.0              -           87.9
Adjust for:
  Restructuring costs                                              11.2           (0.6)             -           10.6
  Disposals and exit of businesses                                 (0.4)          (8.8)             -           (9.2)
  Share of results of associates                                      -              -              -              -
  Unallocated central activities                                      -              -            (6.2)         (6.2)
-------------------------------------------------------------- -------------- -------------- -------------- --------------
Profit from operations before restructuring initiatives            62.7           26.6            (6.2)          83.1
Operating margin before restructuring initiatives                  10.8%          11.3%             -            10.1%
-------------------------------------------------------------- -------------- -------------- -------------- --------------

Three months ended 2 October 2004
-------------------------------------------------------------- -------------- -------------- -------------- --------------
GBP million                                                    Industrial &     Building      Unallocated       Total
                                                                Automotive      Products        central
                                                                                              activities
-------------------------------------------------------------- -------------- -------------- -------------- --------------
Revenue                                                           528.2          207.6               -         735.8
-------------------------------------------------------------- -------------- -------------- -------------- --------------
Segment result (See note 2)                                        66.2           20.7               -          86.9
Adjust for:
  Restructuring costs                                               1.4            0.5               -           1.9
  Disposals and exit of businesses                                 (7.6)           0.1               -          (7.5)
  Share of results of associates                                    0.1             -                -           0.1
  Unallocated central activities                                      -             -             (6.6)         (6.6)
-------------------------------------------------------------- -------------- -------------- -------------- --------------
Profit from operations before restructuring initiatives            60.1           21.3            (6.6)         74.8
Operating margin before restructuring initiatives                  11.4%          10.3%              -          10.2%
-------------------------------------------------------------- -------------- -------------- -------------- --------------

Nine months ended 1 October 2005
-------------------------------------------------------------- -------------- -------------- -------------- --------------
GBP million                                                    Industrial &     Building      Unallocated       Total
                                                                Automotive      Products        central
                                                                                              activities
-------------------------------------------------------------- -------------- -------------- -------------- --------------
Revenue                                                         1,711.2          653.3               -       2,364.5
-------------------------------------------------------------- -------------- -------------- -------------- --------------
Segment result (See note 2)                                       169.3           68.5               -         237.8
Adjust for:
  Restructuring costs                                              16.0            2.0               -          18.0
  Disposals and exit of businesses                                  0.4           (8.5)              -          (8.1)
  Share of results of associates                                    0.5              -               -           0.5
  Unallocated central activities                                      -              -           (16.2)        (16.2)
-------------------------------------------------------------- -------------- -------------- -------------- --------------
Profit from operations before restructuring initiatives           186.2           62.0           (16.2)        232.0
Operating margin before restructuring initiatives                  10.9%           9.5%             -            9.8%
-------------------------------------------------------------- -------------- -------------- -------------- --------------

Nine months ended 2 October 2004
-------------------------------------------------------------- -------------- -------------- -------------- --------------
GBP million                                                    Industrial &     Building      Unallocated       Total
                                                                Automotive      Products        central
                                                                                              activities
-------------------------------------------------------------- -------------- -------------- -------------- --------------
Revenue                                                         1,666.0          611.5               -       2,277.5
-------------------------------------------------------------- -------------- -------------- -------------- --------------
Segment result (See note 2)                                       190.5           46.2               -         236.7
Adjust for:
  Restructuring costs                                              13.2            2.2               -          15.4
  Disposals and exit of businesses                                (10.7)           7.5               -          (3.2)
  Share of results of associates                                    0.3             -                -           0.3
  Unallocated central activities                                     -              -            (18.7)        (18.7)
-------------------------------------------------------------- -------------- -------------- -------------- --------------
Profit from operations before restructuring initiatives           193.3           55.9           (18.7)        230.5
Operating margin before restructuring initiatives                  11.6%           9.1%              -          10.1%
-------------------------------------------------------------- -------------- -------------- -------------- --------------



6.  FINANCIAL INFORMATION IN STERLING PREPARED IN ACCORDANCE WITH IFRS

CONSOLIDATED INCOME STATEMENT FOR THE THREE MONTHS ENDED 1 OCTOBER 2005 PREPARED IN ACCORDANCE WITH IFRS (UNAUDITED)


                                                                                         3 months       3 months
                                                                                            ended          ended
                                                                                        1 October      2 October
                                                                                             2005           2004
                                                                           Notes      GBP million    GBP million
-------------------------------------------------------------------------- ------- --------------- --------------
Continuing operations
Revenue                                                                      2             819.4          735.8
Cost of sales                                                                             (586.9)        (521.5)
-------------------------------------------------------------------------- ------- --------------- --------------
Gross profit                                                                               232.5          214.3
Distribution costs                                                                         (82.6)         (86.0)
Administrative expenses                                                                    (66.8)         (53.6)
Share of results of associates                                                                 -            0.1
-------------------------------------------------------------------------- ------- --------------- --------------
Profit from operations before restructuring initiatives                                     83.1           74.8
Restructuring costs                                                          3             (10.6)          (1.9)
Gain on disposals and exit of businesses                                     3               9.2            7.5
-------------------------------------------------------------------------- ------- --------------- --------------
Profit from operations                                                                      81.7           80.4
Interest payable                                                                           (20.7)         (16.5)
Investment income                                                                           10.1            9.7
Other finance income                                                                         1.2              -
-------------------------------------------------------------------------- ------- --------------- --------------
Profit before tax                                                                           72.3           73.6
Tax                                                                                        (30.4)         (22.0)
-------------------------------------------------------------------------- ------- --------------- --------------
Profit for the period from continuing operations                                            41.9           51.6

Discontinued operations
Profit for the period from discontinued operations                                           4.5            0.6

-------------------------------------------------------------------------- ------- --------------- --------------
Profit for the period                                                                       46.4           52.2
Minority interests                                                                          (2.5)          (1.3)
Dividends payable on convertible cumulative preference shares                                  -           (4.0)
-------------------------------------------------------------------------- ------- --------------- --------------
Profit for the period attributable to equity shareholders                                   43.9           46.9
-------------------------------------------------------------------------- ------- --------------- --------------


Earnings per share
Basic
Continuing operations                                                                      5.11 p         6.01 p
Discontinued operations                                                                    0.58 p         0.07 p
-------------------------------------------------------------------------- ------- --------------- --------------
Total operations                                                                           5.69 p         6.08 p
-------------------------------------------------------------------------- ------- --------------- --------------


Diluted
Continuing operations                                                                      4.94 p         5.73 p
Discontinued operations                                                                    0.51 p         0.08 p
-------------------------------------------------------------------------- ------- --------------- --------------
Total operations                                                                           5.45 p         5.81 p
-------------------------------------------------------------------------- ------- --------------- --------------


CONSOLIDATED INCOME STATEMENT FOR THE NINE MONTHS ENDED 1 OCTOBER 2005 PREPARED IN ACCORDANCE WITH IFRS (UNAUDITED)


                                                                                 9 months     9 months  Year ended
                                                                                    ended        ended   1 January
                                                                                1 October    2 October        2005
                                                                                     2005         2004        GBP
                                                                      Notes   GBP million  GBP million     million
-------------------------------------------------------------------- -------- ------------ ------------ -----------
Continuing operations
Revenue                                                                 2        2,364.5      2,277.5     2,974.1
Cost of sales                                                                   (1,698.4)    (1,617.0)   (2,120.2)
-------------------------------------------------------------------- -------- ------------ ------------ -----------
Gross profit                                                                       666.1        660.5       853.9
Distribution costs                                                                (239.9)      (255.3)     (333.5)
Administrative expenses                                                           (194.7)      (175.0)     (216.9)
Share of results of associates                                                       0.5          0.3         0.8
-------------------------------------------------------------------- -------- ------------ ------------ -----------
Profit from operations before restructuring initiatives                            232.0        230.5       304.3
Restructuring costs                                                     3          (18.0)       (15.4)      (20.5)
Gain on disposals and exit of businesses                                3            8.1          3.2         2.5
-------------------------------------------------------------------- -------- ------------ ------------ -----------
Profit from operations                                                             222.1        218.3       286.3
Interest payable                                                        4          (60.9)       (48.7)      (64.8)
Investment income                                                       5           29.3         29.6        38.8
Other finance income                                                    6            4.9            -           -
-------------------------------------------------------------------- -------- ------------ ------------ -----------
Profit before tax                                                                  195.4        199.2       260.3
Tax                                                                     7          (52.8)       (54.8)      (51.1)
-------------------------------------------------------------------- -------- ------------ ------------ -----------
Profit for the period from continuing operations                                   142.6        144.4       209.2

Discontinued operations
Profit/(loss) for the period from discontinued operations               8            3.8         (1.2)        0.9

-------------------------------------------------------------------- -------- ------------ ------------ -----------
Profit for the period                                                              146.4        143.2       210.1
Minority interests                                                                  (6.1)        (7.5)      (10.1)
Dividends payable on convertible cumulative preference shares                          -        (11.9)      (15.6)
-------------------------------------------------------------------- -------- ------------ ------------ -----------
Profit for the period attributable to equity shareholders                          140.3        123.8       184.4
-------------------------------------------------------------------- -------- ------------ ------------ -----------


Earnings per share                                                      9
Basic
Continuing operations                                                             17.70 p      16.22 p     23.81 p
Discontinued operations                                                            0.49 p      (0.16)p      0.12 p
-------------------------------------------------------------------- -------- ------------ ------------ -----------
Total operations                                                                  18.19 p      16.06 p     23.93 p
-------------------------------------------------------------------- -------- ------------ ------------ -----------


Diluted
Continuing operations                                                             16.95 p      15.62 p     22.71 p
Discontinued operations                                                            0.43 p      (0.13)p      0.10 p
-------------------------------------------------------------------- -------- ------------ ------------ -----------
Total operations                                                                  17.38 p      15.49 p     22.81 p
-------------------------------------------------------------------- -------- ------------ ------------ -----------

Dividends per ordinary share                                           10          5.07 p       4.83 p     12.60 p
-------------------------------------------------------------------- -------- ------------ ------------ -----------


CONSOLIDATED CASH FLOW STATEMENT FOR THE NINE MONTHS ENDED 1 OCTOBER 2005 PREPARED IN ACCORDANCE WITH IFRS (UNAUDITED)


                                                                                  9 months      9 months        Year
                                                                                     ended         ended       ended
                                                                       Notes     1 October     2 October   1 January
                                                                                      2005          2004        2005
                                                                               GBP million   GBP million GBP million
---------------------------------------------------------------------- ------ ------------- ------------- -----------
Operating activities
Cash generated by operations                                            11          192.8         217.2       333.9
Income taxes paid                                                                   (54.0)        (46.9)      (56.0)
Income taxes received                                                                 6.2          13.5        16.2
---------------------------------------------------------------------- ------ ------------- ------------- -----------
Net cash inflow from operating activities                                           145.0         183.8       294.1
---------------------------------------------------------------------- ------ ------------- ------------- -----------

Investing activities
Purchase of property, plant and equipment                                          (104.2)       (112.9)     (157.7)
Disposal of property, plant and equipment                                            15.3           3.7         5.5
Purchase of subsidiaries, net of cash acquired                                      (96.6)            -       (24.0)
Sale of subsidiaries, net of cash disposed                                           29.1          16.2        21.3
Dividends received from associates                                                    0.3           0.3         0.4
---------------------------------------------------------------------- ------ ------------- ------------- -----------
Net cash outflow from investing activities                                         (156.1)        (92.7)     (154.5)
---------------------------------------------------------------------- ------ ------------- ------------- -----------

Financing activities
Issue of ordinary share capital                                                       0.4           1.1         1.2
Increase in collateralised cash                                                      (0.4)         (1.1)       (1.1)
Increase/(decrease) in debt                                                          53.9          (3.4)       (4.3)
Capital element of finance lease rental payments                                     (3.3)         (2.7)       (3.5)
Interest element of finance lease rental payments                                    (0.5)         (0.8)       (0.9)
Purchase of own shares                                                               (1.5)         (3.9)       (4.1)
Sale of own shares                                                                    2.9             -           -
Interest received                                                                     3.7           5.1         4.0
Interest paid                                                                       (18.8)        (12.7)      (18.6)
Equity dividend paid                                                                (60.0)        (57.1)      (94.5)
Preference dividend paid                                                            (11.8)        (11.9)      (15.9)
Investment by a minority shareholder                                                    -           2.9         3.9
Dividend paid to a minority shareholder                                              (5.9)         (2.7)       (2.7)
---------------------------------------------------------------------- ------ ------------- ------------- -----------
Net cash outflow from financing activities                                          (41.3)        (87.2)     (136.5)
---------------------------------------------------------------------- ------ ------------- ------------- -----------

Net (decrease)/increase in cash and cash equivalents                                (52.4)          3.9         3.1
Net cash and cash equivalents at beginning of period                                172.1         162.0       162.0
Foreign currency translation differences                                            (22.7)         (0.4)        7.0
---------------------------------------------------------------------- ------ ------------- ------------- -----------
Net cash and cash equivalents at end of period                                       97.0         165.5       172.1
---------------------------------------------------------------------- ------ ------------- ------------- -----------



Net cash and cash equivalents comprise:
                                                                                 1 October     2 October   1 January
                                                                                      2005          2004        2005
                                                                               GBP million   GBP million GBP million
---------------------------------------------------------------------- ------ ------------- ------------- -----------

Cash and cash equivalents                                                           125.0         185.2       185.4
Bank overdrafts                                                                     (28.0)        (19.7)      (13.3)
---------------------------------------------------------------------- ------ ------------- ------------- -----------
                                                                                     97.0         165.5       172.1
---------------------------------------------------------------------- ------ ------------- ------------- -----------

A reconciliation of the change in cash and cash equivalents to the movement in net debt in each period is presented in note 12.


CONSOLIDATED BALANCE SHEET AS AT 1 OCTOBER 2005 PREPARED IN ACCORDANCE WITH IFRS (UNAUDITED)


                                                                                1 October  2 October   1 January
                                                                                     2005       2004        2005
                                                                                      GBP        GBP         GBP
                                                                         Notes    million    million     million
------------------------------------------------------------------------ ------ ---------- ---------- ----------
Non-current assets
Goodwill                                                                           305.6      217.8      226.3
Other intangible assets                                                              7.0        4.9        4.6
Property, plant and equipment                                                      827.2      757.9      742.2
Interests in associates                                                              4.1        3.5        3.7
Deferred tax assets                                                                126.2      142.6      119.4
------------------------------------------------------------------------ ------ ---------- ---------- ----------
                                                                                 1,270.1    1,126.7    1,096.2
------------------------------------------------------------------------ ------ ---------- ---------- ----------
Current assets
Inventories                                                                        427.7      372.3      369.6
Trade and other receivables                                                 13     634.8      563.2      512.7
Current tax recoverable                                                             12.6       10.8       14.3
Investments                                                                          2.6        1.7        1.6
Cash and cash equivalents                                                          125.0      185.2      185.4
------------------------------------------------------------------------ ------ ---------- ---------- ----------
                                                                                 1,202.7    1,133.2    1,083.6
------------------------------------------------------------------------ ------ ---------- ---------- ----------
Assets held for sale                                                        14       9.7       42.8       32.8
------------------------------------------------------------------------ ------ ---------- ---------- ----------
Total assets                                                                     2,482.5    2,302.7    2,212.6
------------------------------------------------------------------------ ------ ---------- ---------- ----------
Current liabilities
Bank overdrafts                                                                    (28.0)     (19.7)     (13.3)
Bank and other loans                                                               (15.3)      (8.0)      (7.2)
Unsecured loan notes                                                                (0.3)      (0.4)      (0.3)
Obligations under finance leases                                                    (2.2)      (4.0)      (3.4)
Trade and other payables                                                    15    (417.8)    (386.9)    (381.4)
Current tax liabilities                                                            (39.2)     (20.4)     (11.6)
Provisions                                                                  16     (45.1)     (39.7)     (40.2)
------------------------------------------------------------------------ ------ ---------- ---------- ----------
                                                                                  (547.9)    (479.1)    (457.4)
------------------------------------------------------------------------ ------ ---------- ---------- ----------
Convertible cumulative preference shares                                          (297.8)         -          -
------------------------------------------------------------------------ ------ ---------- ---------- ----------
                                                                                  (845.7)    (479.1)    (457.4)
------------------------------------------------------------------------ ------ ---------- ---------- ----------
Non-current liabilities
Bank and other loans                                                              (452.9)    (401.9)    (401.9)
Obligations under finance leases                                                    (8.1)      (9.5)      (8.7)
Other payables                                                              15      (8.8)      (4.6)      (3.7)
Post-employment benefit obligations                                               (249.8)    (312.9)    (279.3)
Deferred tax liabilities                                                           (47.5)     (43.5)     (42.7)
Current tax liabilities                                                           (130.8)    (169.6)    (154.1)
Provisions                                                                  16     (19.9)     (23.0)     (19.2)
------------------------------------------------------------------------ ------ ---------- ---------- ----------
                                                                                  (917.8)    (965.0)    (909.6)
------------------------------------------------------------------------ ------ ---------- ---------- ----------
Liabilities directly associated with assets held for sale                   14          -     (12.0)      (0.3)
------------------------------------------------------------------------ ------ ---------- ---------- ----------
Total liabilities                                                               (1,763.5)  (1,456.1)  (1,367.3)
------------------------------------------------------------------------ ------ ---------- ---------- ----------
NET ASSETS                                                                         719.0      846.6      845.3
------------------------------------------------------------------------ ------ ---------- ---------- ----------
EQUITY
Capital and reserves
Ordinary share capital                                                              38.7       38.7       38.7
Share premium                                                                       95.8       93.9       94.0
Capital redemption reserve                                                         461.9      461.9      461.9
Own shares                                                                          (8.0)      (8.7)      (8.9)
Currency translation reserve                                                        18.5        6.8      (27.6)
Available for sale reserve                                                           0.2          -          -
Retained profit/(losses)                                                            67.5     (121.8)     (91.6)
------------------------------------------------------------------------ ------ ---------- ---------- ----------
Shareholders' equity                                                               674.6      470.8      466.5
Minority interests                                                                  44.4       38.6       41.6
------------------------------------------------------------------------ ------ ---------- ---------- ----------
TOTAL EQUITY                                                                       719.0      509.4      508.1
Convertible cumulative preference shares                                               -      337.2      337.2
------------------------------------------------------------------------ ------ ---------- ---------- ----------
                                                                                   719.0      846.6      845.3
------------------------------------------------------------------------ ------ ---------- ---------- ----------


CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE FOR THE NINE MONTHS
ENDED 1 OCTOBER 2005 PREPARED IN ACCORDANCE WITH IFRS (UNAUDITED)

                                                                                9 months      9 months Year ended
                                                                                   ended         ended  1 January
                                                                               1 October     2 October       2005
                                                                                    2005          2004        GBP
                                                                             GBP million   GBP million    million
--------------------------------------------------------------------------- ------------- ------------- ----------

Exchange differences on translation of foreign operations                         101.9           7.1      (29.1)
Fair value loss on net investment hedges                                          (53.3)            -          -
Fair value gain on available for sale investments                                   0.4             -          -
Post employment benefits
  - Actuarial gains                                                                   -             -       11.6
  - Effect of the asset ceiling                                                       -             -        0.1
Tax on items taken directly to equity                                               3.8             -       (5.5)
--------------------------------------------------------------------------- ------------- ------------- ----------
Net income and expense recognised directly in equity                               52.8           7.1      (22.9)
Transfer to profit or loss on disposal of foreign operations                          -              -       0.9
Profit for the period                                                             146.4         143.2      210.1
--------------------------------------------------------------------------- ------------- ------------- ----------
Total recognised income and expense for the period                                199.2         150.3      188.1
--------------------------------------------------------------------------- ------------- ------------- ----------

Attributable to:
Equity shareholders                                                               190.6         131.1      163.1
Preference shareholders                                                               -          11.9       15.6
Minority interests                                                                  8.6           7.3        9.4
--------------------------------------------------------------------------- ------------- ------------- ----------
                                                                                  199.2         150.3      188.1
--------------------------------------------------------------------------- ------------- ------------- ----------


RECONCILIATION OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY FOR THE NINE
MONTHS ENDED 1 OCTOBER 2005 PREPARED IN ACCORDANCE WITH IFRS (UNAUDITED)


                                                                                9 months      9 months Year ended
                                                                                   ended         ended  1 January
                                                                               1 October     2 October       2005
                                                                                    2005          2004        GBP
                                                                             GBP million   GBP million    million
--------------------------------------------------------------- ----------- ------------- ------------- ----------

Total recognised income and expense attributable to equity                        190.6         131.1      163.1
shareholders
Dividends on ordinary shares                                                      (60.0)        (57.2)     (94.5)
New share issues (net of costs)                                                     1.8           1.1        1.2
Purchase of own shares                                                             (1.5)         (3.9)      (4.1)
Sale of own shares                                                                  2.9             -          -
Cost of equity-settled employee share schemes                                       5.5           3.3        4.4
--------------------------------------------------------------- ----------- ------------- ------------- ----------
Net addition to shareholders' equity                                              139.3          74.4       70.1
Shareholders' equity at the beginning of the period                 466.5                       396.4      396.4
Adoption of IAS32 and IAS39 (See note 1)                             68.8                           -          -
                                                                -----------
                                                                                  535.3
--------------------------------------------------------------- ----------- ------------- ------------- ----------
Shareholders' equity at the end of the period                                     674.6         470.8      466.5
--------------------------------------------------------------- ----------- ------------- ------------- ----------


NOTES TO THE FINANCIAL INFORMATION PREPARED IN ACCORDANCE WITH IFRS

1        BASIS OF PREPARATION

The  financial  information  on pages 12 to 27 and the  related  information  in
Section 7 have been prepared in accordance with IFRS that the Directors expect to be applicable as at 31 December 2005.

Tomkins adopted IFRS with a transition date of 4 January 2004. Comparative figures for 2004, which were previously reported in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), have been restated to comply with IFRS. An analysis of the restatement of the Group's results for the year ended 1 January 2005 was included in an announcement published on 22 April 2005 that is available on the Company's website, www.tomkins.co.uk. An analysis of the restatement of the Group's results for the relevant comparative periods within the year ended 1 January 2005 is presented in Section 7.

With the exception of a change with regard to trade investments explained below, this financial information has been prepared in accordance with the accounting policies that were set out in the announcement of the Group's restated results for the year ended 1 January 2005.

Tomkins adopted IAS32 "Financial Instruments: Disclosure and Presentation" and IAS39 "Financial Instruments: Recognition and Measurement" prospectively from 2 January 2005. As a consequence of adopting IAS32 and IAS39, the Group recognised an increase in net debt of GBP272.0 million and an increase in shareholders' equity of GBP68.8 million as at 2 January 2005, as follows:


                                                                                                         GBP million
---------------------------------------------------------------------------------------------------- ---------------

Convertible cumulative preference shares                                                                      273.6
Net interest accrual reclassified from payables and receivables                                                (1.6)
---------------------------------------------------------------------------------------------------- ---------------
Increase in net debt                                                                                          272.0
---------------------------------------------------------------------------------------------------- ---------------

Fair value of trade investments, net of related tax effects                                                     0.2
Fair value of derivatives, net of related tax effects                                                           5.1
Convertible cumulative preference shares                                                                       63.6
---------------------------------------------------------------------------------------------------- ---------------
                                                                                                               68.9
Minority interest in the above                                                                                 (0.1)
---------------------------------------------------------------------------------------------------- ---------------
Increase in shareholders' equity                                                                               68.8
---------------------------------------------------------------------------------------------------- ---------------

As shown above, the most significant financial effect arises from the change in the accounting treatment of the US dollar denominated 5.56% Convertible Cumulative Preference Shares (the "Preference Shares"). As at 1 January 2005, the Preference Shares were classified as non-equity shareholders' funds with a carrying value of GBP337.2 million. Presented in accordance with IAS32, they are reclassified as current liabilities and the carrying value of the principal outstanding was GBP273.6 million at 1 January 2005.

As a consequence  of the  publication  of  "Amendment  to IAS39:  The Fair Value
Option" in June 2005, it was necessary to reclassify the Group's trade investments as available for sale. While these investments continue to be measured at their fair values under IFRS, changes in their fair values are now recognised in a separate component of equity rather than in the income statement. Accordingly, GBP0.1 million has been transferred from retained earnings to the available for sale reserve as at 1 January 2005, representing accumulated fair value gains on these investments (net of related tax effects).

IFRS are subject to amendment or interpretation by the International Accounting Standards Board and there is an ongoing process of review and endorsement by the European Commission. For these reasons, it is possible that the information for the nine months ended 1 October 2005 and the restated information for the year ended 1 January 2005 may be subject to change before its inclusion in the Group's 2005 Report and Accounts, which will contain the Group's first complete financial statements prepared in accordance with IFRS.

This financial  information does not constitute statutory accounts as defined by
Section 240 of the Companies Act 1985. A copy of the Group's statutory accounts for the year ended 1 January 2005 prepared in accordance with UK GAAP, on which the auditors gave an unqualified opinion, has been filed with the Registrar of Companies.

2   SEGMENT INFORMATION - CONTINUING OPERATIONS

Tomkins is a global engineering and manufacturing business. The segmental presentation given below has been revised to reflect changes in the business segments presented to the Board of Directors by management. The Group is organised into two principal operating divisions, which provide the basis on which the Group reports its primary segment information:

     (1)  Industrial &  Automotive,  which  supplies car,  truck and  industrial
          equipment   manufacturing   markets,  and  industrial  and  automotive
          aftermarkets throughout the world; and

     (2) Building Products includes Air Systems Components, which supplies the heating, ventilation and air conditioning market mainly in North America and Other Building Products, which supplies the building, construction, truck and trailer and automotive industries mainly in North America.

The segment information provided below relates to the Group's continuing operations. Segment information for the Group's discontinued operations is provided in note 8.

2   SEGMENT INFORMATION - CONTINUING OPERATIONS (CONTINUED)



a) For the three months ended 1 October 2005
                                                                  Segment revenue             Segment result (1)
-------------------------------------------------------------- ----------------------- ---- -----------------------
                                                                 3 months    3 months         3 months    3 months
                                                                    ended       ended            ended       ended
                                                                1 October   2 October        1 October   2 October
                                                                     2005        2004             2005        2004
                                                                      GBP         GBP              GBP         GBP
                                                                  million     million          million     million
-------------------------------------------------------------- ----------- ----------- ---- ----------- -----------
Industrial & Automotive
  Powertrain                                                       241.7       221.8             30.9        30.9
  Fluid Power                                                       93.4        81.4             10.1         9.9
  Wipers                                                            55.6        57.3             (8.2)        2.1
  Fluid Systems                                                     58.3        53.7              3.0         4.1
  Other Industrial & Automotive                                    134.2       114.0             16.1        19.2
-------------------------------------------------------------- ----------- ----------- ---- ----------- -----------
                                                                   583.2       528.2             51.9        66.2
-------------------------------------------------------------- ----------- ----------- ---- ----------- -----------
Building Products
   Air Systems Components                                          129.1       113.5             26.6        14.1
   Other Building Products                                         107.1        94.1              9.4         6.6
-------------------------------------------------------------- ----------- ----------- ---- ----------- -----------
                                                                   236.2       207.6             36.0        20.7
-------------------------------------------------------------- ----------- ----------- ---- ----------- -----------
                                                                   819.4       735.8             87.9        86.9
-------------------------------------------------------------- ----------- ----------- ---- ----------- -----------
By origin
United States of America                                           559.5       487.8             78.1        58.6
United Kingdom                                                      38.0        40.2            (11.3)        0.7
Rest of Europe                                                      76.2        74.1              5.8        14.7
Rest of World                                                      145.7       133.7             15.3        12.9
-------------------------------------------------------------- ----------- ----------- ---- ----------- -----------
                                                                   819.4       735.8             87.9        86.9
-------------------------------------------------------------- ----------- ----------- ---- ----------- -----------
By location of customers
United States of America                                           573.3       511.1
United Kingdom                                                      18.0        23.7
Rest of Europe                                                      84.4        78.4
Rest of World                                                      143.7       122.6
-------------------------------------------------------------- ----------- -----------
                                                                   819.4       735.8
-------------------------------------------------------------- ----------- -----------

(1) Segment result includes restructuring costs and gains and losses on the disposal and exit of businesses, but excludes the share of results of associates.


Reconciliation of total segment result from continuing operations to profit from              3 months    3 months
operations:                                                                                      ended       ended
                                                                                             1 October    2 October
                                                                                                  2005        2004
                                                                                                   GBP         GBP
                                                                                               million     million
------------------------------------------------------------------------------------------- ----------- -----------
Segment result                                                                                   87.9        86.9
Share of results of associates                                                                      -         0.1
Unallocated central activities                                                                   (6.2)       (6.6)
------------------------------------------------------------------------------------------- ----------- -----------
Profit from operations                                                                           81.7        80.4
------------------------------------------------------------------------------------------- ----------- -----------

The split of the profits of associated undertakings analysed by class of business is Industrial & Automotive GBPnil (2 October 2004 - GBP0.1 million) and Building Products GBPnil (2 October 2004 - GBPnil).


2   SEGMENT INFORMATION - CONTINUING OPERATIONS (CONTINUED)


b) For the nine months ended 1 October 2005
                                                        Segment revenue                     Segment result (1)
                                               ---------------------------------- -- ----------------------------------
                                                 9 months    9 months       Year       9 months    9 months        Year
                                                    ended       ended      ended          ended       ended       ended
                                                1 October   2 October  1 January      1 October   2 October   1 January
                                                     2005        2004       2005           2005        2004        2005
                                                      GBP         GBP        GBP            GBP         GBP         GBP
                                                  million     million    million        million     million    million
---------------------------------------------- ----------- ----------- ---------- -- ----------- ----------- ----------
Industrial & Automotive
  Powertrain                                       729.7        695.8      913.7          93.2        99.8       132.3
  Fluid Power                                      271.6        247.1      323.7          31.2        24.7        32.9
  Wipers                                           171.7        191.0      253.6          (8.5)        2.7         7.2
  Fluid Systems                                    173.2        174.7      228.0          13.1        17.4        21.5
  Other Industrial & Automotive                    365.0        357.4      463.3          40.3        45.9        54.8
---------------------------------------------- ----------- ----------- ---------- -- ----------- ----------- ----------
                                                 1,711.2      1,666.0    2,182.3         169.3       190.5       248.7
---------------------------------------------- ----------- ----------- ---------- -- ----------- ----------- ----------
Building Products
   Air Systems Components                          357.0        324.9      423.0          47.1        36.4        46.6
   Other Building Products                         296.3        286.6      368.8          21.4         9.8        13.8
---------------------------------------------- ----------- ----------- ---------- -- ----------- ----------- ----------
                                                   653.3        611.5      791.8          68.5        46.2        60.4
---------------------------------------------- ----------- ----------- ---------- -- ----------- ----------- ----------
                                                 2,364.5      2,277.5    2,974.1         237.8       236.7       309.1
---------------------------------------------- ----------- ----------- ---------- -- ----------- ----------- ----------
By origin
United States of America                         1,569.3      1,478.4    1,924.2         182.3       153.8       197.9
United Kingdom                                     126.2        137.2      177.1          (8.8)        4.9         2.3
Rest of Europe                                     238.6        247.7      320.6          21.6        32.1        41.9
Rest of World                                      430.4        414.2      552.2          42.7        45.9        67.0
---------------------------------------------- ----------- ----------- ---------- -- ----------- ----------- ----------
                                                 2,364.5      2,277.5    2,974.1         237.8       236.7       309.1
---------------------------------------------- ----------- ----------- ---------- -- ----------- ----------- ----------
By location of customers
United States of America                         1,611.7      1,556.0    2,008.3
United Kingdom                                      57.8         66.1       84.4
Rest of Europe                                     272.3        279.2      362.7
Rest of World                                      422.7        376.2      518.7
---------------------------------------------- ----------- ----------- ----------
                                                 2,364.5      2,277.5    2,974.1
---------------------------------------------- ----------- ----------- ----------

(1) Segment result includes restructuring costs and gains and losses on the disposal and exit of businesses, but excludes the share of results of associates.


Reconciliation of total segment result from continuing operations to profit from       9 months    9 months        Year
operations:                                                                               ended       ended       ended
                                                                                      1 October   2 October   1 January
                                                                                           2005        2004        2005
                                                                                            GBP         GBP         GBP
                                                                                        million     million    million
------------------------------------------------------------------------------------ ----------- ----------- ----------
Segment result                                                                           237.8       236.7      309.1
Share of results of associates                                                             0.5         0.3        0.8
Unallocated central activities                                                           (16.2)      (18.7)     (23.6)
------------------------------------------------------------------------------------ ----------- ----------- ----------
Profit from operations                                                                   222.1       218.3      286.3
------------------------------------------------------------------------------------ ----------- ----------- ----------

The split of the profits of associated undertakings analysed by class of business is Industrial & Automotive GBP0.5 million (2 October 2004 - GBP0.3 million, 1 January 2005 - GBP0.5 million) and Building Products GBPnil (2 October 2004 - GBPnil, 1 January 2005 - GBP0.3 million).



3        RESTRUCTURING INITIATIVES

                                                                     3 months ended 1             3 months ended 2
                                                                       October 2005                 October 2004
                                                                - ------------- ---------- -- ------------- -----------
a) For the three months ended 1 October 2005                                     Disposals                    Disposals
                                                                                  and exit                     and exit
                                                                 Restructuring          of    Restructuring          of
                                                                         costs  businesses            costs  businesses
                                                                   GBP million GBP million      GBP million GBP million
--------------------------------------------------- ----------- - ------------- ---------- -- ------------- -----------
Industrial & Automotive
  Powertrain                                                             (1.0)         -             (0.3)          -
  Fluid Power                                                            (0.1)       0.7             (0.1)          -
  Wipers                                                                (10.0)         -             (0.8)          -
  Fluid Systems                                                             -          -             (0.2)          -
  Other Industrial & Automotive                                          (0.1)      (0.3)               -         7.6
------------------------------------- ------------- ----------- - ------------- ---------- -- ------------- -----------
                                                                        (11.2)       0.4             (1.4)        7.6
------------------------------------- ------------- ----------- - ------------- ---------- -- ------------- -----------
Building Products
   Air Systems Components                                                 0.6        8.8             (0.3)          -
   Other Building Products                                                  -          -             (0.2)       (0.1)
------------------------------------- ------------- ----------- - ------------- ---------- -- ------------- -----------
                                                                          0.6        8.8             (0.5)       (0.1)
------------------------------------- ------------- ----------- - ------------- ---------- -- ------------- -----------
                                                                        (10.6)       9.2             (1.9)        7.5
------------------------------------- ------------- ----------- - ------------- ---------- -- ------------- -----------

3        RESTRUCTURING INITIATIVES (CONTINUED)


b) For the nine months ended 1 October 2005
                                          9 months ended 1           9 months ended 2          Year ended 1 January
                                            October 2005               October 2004                    2005
                                      ------------------------- - ------------------------ -- ------------------------
                                                     Disposals                   Disposals                   Disposals
                                                      and exit                    and exit                    and exit
                                     Restructuring          of   Restructuring          of  Restructuring           of
                                             costs  businesses           costs  businesses          costs   businesses
                                       GBP million GBP million     GBP million GBP million    GBP million  GBP million
------------------------------------- ------------- ----------- - ------------- ---------- -- ------------- ----------
Industrial & Automotive
  Powertrain                                 (1.1)          -            (2.8)         -             (4.6)         -
  Fluid Power                                (0.1)        0.7            (0.5)         -             (1.2)         -
  Wipers                                    (13.1)          -            (6.7)         -             (7.9)         -
  Fluid Systems                                 -           -            (1.8)         -             (2.4)         -
  Other Industrial & Automotive              (1.7)       (1.1)           (1.4)      10.7             (1.7)       9.4
------------------------------------- ------------- ----------- - ------------- ---------- -- ------------- ----------
                                            (16.0)       (0.4)          (13.2)      10.7            (17.8)       9.4
------------------------------------- ------------- ----------- - ------------- ---------- -- ------------- ----------
Building Products
   Air Systems Components                    (2.1)        8.8            (0.3)         -             (1.0)         -
   Other Building Products                    0.1        (0.3)           (1.9)      (7.5)            (1.7)      (6.9)
------------------------------------- ------------- ----------- - ------------- ---------- -- ------------- ----------
                                             (2.0)        8.5            (2.2)      (7.5)            (2.7)      (6.9)
------------------------------------- ------------- ----------- - ------------- ---------- -- ------------- ----------
                                            (18.0)        8.1           (15.4)       3.2            (20.5)       2.5
------------------------------------- ------------- ----------- - ------------- ---------- -- ------------- ----------

4        INTEREST PAYABLE



                                                                                  9 months      9 months         Year
                                                                                     ended         ended       ended
                                                                                 1 October     2 October   1 January
                                                                                      2005          2004        2005
                                                                               GBP million   GBP million GBP million
----------------------------------------------------------------------------- ------------- ------------- ----------

Bank and other interest payable                                                      18.8          15.4       20.6
Interest element of finance lease rentals                                             0.5           0.8        0.9
Interest cost on post-employment benefit obligations                                 29.6          32.5       43.3
Preference dividend                                                                  12.0             -          -
----------------------------------------------------------------------------- ------------- ------------- ----------
                                                                                     60.9          48.7       64.8
----------------------------------------------------------------------------- ------------- ------------- ----------


5        INVESTMENT INCOME
                                                                                  9 months      9 months         Year
                                                                                     ended         ended       ended
                                                                                 1 October     2 October   1 January
                                                                                      2005          2004        2005
                                                                               GBP million   GBP million GBP million
----------------------------------------------------------------------------- ------------- ------------- ----------

Bank and other interest receivable                                                    3.6           5.3        6.4
Expected return on post-employment benefit plan assets                               25.7          24.3       32.4
----------------------------------------------------------------------------- ------------- ------------- ----------
                                                                                     29.3          29.6       38.8
----------------------------------------------------------------------------- ------------- ------------- ----------


6        OTHER FINANCE INCOME
                                                                                  9 months      9 months         Year
                                                                                     ended         ended       ended
                                                                                 1 October     2 October   1 January
                                                                                      2005          2004        2005
                                                                               GBP million   GBP million GBP million
----------------------------------------------------------------------------- ------------- ------------- ----------

Fair value gains on derivative instruments                                            4.9             -          -
----------------------------------------------------------------------------- ------------- ------------- ----------

7         TAX

                                                                                  9 months      9 months         Year
                                                                                     ended         ended       ended
                                                                                 1 October     2 October   1 January
                                                                                      2005          2004        2005
                                                                               GBP million   GBP million GBP million
----------------------------------------------------------------------------- ------------- ------------- ----------

UK                                                                                      -             -      (15.9)
Overseas                                                                             49.3          59.9       51.5
Deferred tax                                                                          3.5          (5.1)      15.5
----------------------------------------------------------------------------- ------------- ------------- ----------
                                                                                     52.8          54.8       51.1
----------------------------------------------------------------------------- ------------- ------------- ----------

8         DISCONTINUED OPERATIONS


                                                                                  9 months      9 months         Year
                                                                                     ended         ended       ended
                                                                                 1 October     2 October   1 January
                                                                                      2005          2004        2005
                                                                               GBP million   GBP million GBP million
----------------------------------------------------------------------------- ------------- ------------- ---------

Revenue                                                                                  -          6.2       6.2
Cost of sales                                                                            -         (5.8)     (5.8)
----------------------------------------------------------------------------- ------------- ------------- ---------
Gross profit                                                                             -          0.4       0.4
Distribution costs                                                                       -         (0.4)     (0.4)
Administrative expenses                                                                  -         (1.7)     (1.7)
----------------------------------------------------------------------------- ------------- ------------- ---------
                                                                                         -         (1.7)     (1.7)
Gain on disposal of business                                                           3.4          1.7       3.8
----------------------------------------------------------------------------- ------------- ------------- ---------
Profit from operations                                                                 3.4            -       2.1
Tax                                                                                    0.4         (1.2)     (1.2)
----------------------------------------------------------------------------- ------------- ------------- ---------
Profit/(loss) for the period from discontinued operations                              3.8         (1.2)      0.9
----------------------------------------------------------------------------- ------------- ------------- ---------

Discontinued operations for the nine months ended 1 October 2005 include an additional loss arising on the disposal of part of the Group's Professional, Garden and Leisure businesses in October 2000. In the nine months ended 2 October 2004 and in the year ended 1 January 2005 discontinued operations comprised the Group's former Valves, Taps and Mixers businesses. All of these operations were included in the Other Building Products business segment.

 9    EARNINGS PER SHARE


                                                   Earnings                    Weighted average shares
                                       --------------------------------- ------------------------------------
                                           Profit
                                     attributable
                                        to equity Preference
                                     shareholders  dividends      Total     Ordinary    Dilutive              Earnings
                                              GBP        GBP        GBP       shares       items       Total       per
                                          million    million    million       Number      Number      Number     share
-------------------------------------- ----------- ---------- ---------- ------------ ----------- ----------- ---------

9 months ended 1 October 2005
a) Continuing operations
Basic                                      136.5          -      136.5   771,404,044           -  771,404,044  17.70 p
Exercise of share options                      -          -          -             -   2,410,550   2,410,550   (0.06)p
-------------------------------------- ----------- ---------- ---------- ------------ ----------- ----------- ---------
                                           136.5          -      136.5   771,404,044   2,410,550  773,814,594  17.64 p
Conversion of preference shares and
reversal of preference dividend                -       12.0       12.0             -  102,463,393 102,463,393  (0.69)p
-------------------------------------- ----------- ---------- ---------- ------------ ----------- ----------- ---------
Diluted                                    136.5       12.0      148.5   771,404,044  104,873,943 876,277,987  16.95 p
-------------------------------------- ----------- ---------- ---------- ------------ ----------- ----------- ---------

b) Discontinued operations
Basic                                        3.8          -        3.8   771,404,044           -  771,404,044   0.49 p
Exercise of share options                      -          -          -             -   2,410,550   2,410,550       - p
-------------------------------------- ----------- ---------- ---------- ------------ ----------- ----------- ---------
                                             3.8          -        3.8   771,404,044   2,410,550  773,814,594   0.49 p
Conversion of preference shares and
reversal of preference dividend                -          -          -             -  102,463,393 102,463,393  (0.06)p
-------------------------------------- ----------- ---------- ---------- ------------ ----------- ----------- ---------
Diluted                                      3.8          -        3.8   771,404,044  104,873,943 876,277,987   0.43 p
-------------------------------------- ----------- ---------- ---------- ------------ ----------- ----------- ---------

c) Continuing and discontinued
operations
Basic                                      140.3          -      140.3   771,404,044           -  771,404,044  18.19 p
Exercise of share options                      -          -          -             -   2,410,550   2,410,550   (0.06)p
-------------------------------------- ----------- ---------- ---------- ------------ ----------- ----------- ---------
                                           140.3          -      140.3   771,404,044   2,410,550  773,814,594  18.13 p
Conversion of preference shares and
reversal of preference dividend                -       12.0       12.0             -  102,463,393 102,463,393  (0.75)p
-------------------------------------- ----------- ---------- ---------- ------------ ----------- ----------- ---------
Diluted                                    140.3       12.0      152.3   771,404,044  104,873,943 876,277,987  17.38 p
-------------------------------------- ----------- ---------- ---------- ------------ ----------- ----------- ---------

9 months ended 2 October 2004
a) Continuing operations
Basic                                      125.0          -      125.0   770,790,687           -  770,790,687  16.22 p
Exercise of share options                      -          -          -             -   2,748,536   2,748,536   (0.06)p
-------------------------------------- ----------- ---------- ---------- ------------ ----------- ----------- ---------
                                           125.0          -      125.0   770,790,687   2,748,536  773,539,223  16.16 p
Conversion of preference shares and
reversal of preference dividend                -       11.9       11.9             -  102,650,664 102,650,664  (0.54)p
-------------------------------------- ----------- ---------- ---------- ------------ ----------- ----------- ---------
Diluted                                    125.0       11.9      136.9   770,790,687  105,399,200 876,189,887  15.62 p
-------------------------------------- ----------- ---------- ---------- ------------ ----------- ----------- ---------

 9     EARNINGS PER SHARE (CONTINUED)
                                                   Earnings                    Weighted average shares
                                       --------------------------------- ------------------------------------
                                           Profit
                                     attributable
                                        to equity Preference
                                     shareholders  dividends      Total     Ordinary    Dilutive              Earnings
                                              GBP        GBP        GBP       shares       items       Total       per
                                          million    million    million       Number      Number      Number     share
 ------------------------------------- ----------- --------- ----------- ----------- ------------ ----------- ---------

 9 months ended 2 October 2004 (continued)

 b) Discontinued operations
 Basic                                      (1.2)        -        (1.2)  770,790,687           -  770,790,687  (0.16)p
 Exercise of share options                     -         -           -            -    2,748,536   2,748,536      -
 ------------------------------------- ----------- --------- ----------- ----------- ------------ ----------- ---------
                                            (1.2)        -        (1.2)  770,790,687   2,748,536  773,539,223  (0.16)p
 Conversion of preference shares and
 reversal of preference dividend               -         -           -            -  102,650,664  102,650,664   0.03 p
 ------------------------------------- ----------- --------- ----------- ----------- ------------ ----------- ---------
 Diluted                                    (1.2)        -        (1.2)  770,790,687 105,399,200  876,189,887  (0.13)p
 ------------------------------------- ----------- --------- ----------- ----------- ------------ ----------- ---------

 c) Continuing and discontinued
 operations
 Basic                                     123.8         -       123.8   770,790,687           -  770,790,687  16.06 p
 Exercise of share options                     -         -           -            -    2,748,536   2,748,536   (0.06)p
 ------------------------------------- ----------- --------- ----------- ----------- ------------ ----------- ---------
                                           123.8         -       123.8   770,790,687   2,748,536  773,539,223  16.00 p
 Conversion of preference shares and
 reversal of preference dividend               -      11.9        11.9            -  102,650,664  102,650,664  (0.51)p
 ------------------------------------- ----------- --------- ----------- ----------- ------------ ----------- ---------
 Diluted                                   123.8      11.9       135.7   770,790,687 105,399,200  876,189,887  15.49 p
 ------------------------------------- ----------- --------- ----------- ----------- ------------ ----------- ---------

 Year ended 1 January 2005
 a) Continuing operations
 Basic                                     183.5         -       183.5   770,716,582           -  770,716,582  23.81 p
 Exercise of share options                     -         -           -            -    3,449,582   3,449,582   (0.11)p
 ------------------------------------- ----------- --------- ----------- ----------- ------------ ----------- ---------
                                           183.5         -       183.5   770,716,582   3,449,582  774,166,164  23.70 p
 Conversion of preference shares and
 reversal of preference dividend               -      15.6        15.6            -  102,650,664  102,650,664  (0.99)p
 ------------------------------------- ----------- --------- ----------- ----------- ------------ ----------- ---------
 Diluted                                   183.5      15.6       199.1   770,716,582 106,100,246  876,816,828  22.71 p
 ------------------------------------- ----------- --------- ----------- ----------- ------------ ----------- ---------

 b) Discontinued operations
 Basic                                       0.9         -         0.9   770,716,582           -  770,716,582   0.12 p
                                                         -           -
 Exercise of share options                 -                                      -    3,449,582   3,449,582      -
 ------------------------------------- ----------- --------- ----------- ----------- ------------ ----------- ---------
                                             0.9         -         0.9   770,716,582   3,449,582  774,166,164   0.12 p
 Conversion of preference shares and
 reversal of preference dividend               -         -           -            -  102,650,664  102,650,664  (0.02)p
 ------------------------------------- ----------- --------- ----------- ----------- ------------ ----------- ---------
 Diluted                                     0.9         -         0.9   770,716,582 106,100,246  876,816,828   0.10 p
 ------------------------------------- ----------- --------- ----------- ----------- ------------ ----------- ---------

 c) Continuing and discontinued operations
 Basic                                     184.4         -       184.4   770,716,582           -  770,716,582  23.93 p
 Exercise of share options                     -         -           -            -    3,449,582   3,449,582   (0.11)p
 ------------------------------------- ----------- --------- ----------- ----------- ------------ ----------- ---------
                                           184.4         -       184.4   770,716,582   3,449,582  774,166,164  23.82 p
 Conversion of preference shares and
 reversal of preference dividend               -      15.6        15.6            -  102,650,664  102,650,664  (1.01)p
 ------------------------------------- ----------- --------- ----------- ----------- ------------ ----------- ---------
 Diluted                                   184.4      15.6       200.0   770,716,582 106,100,246  876,816,828  22.81 p
 ------------------------------------- ----------- --------- ----------- ----------- ------------ ----------- ---------


10   DIVIDENDS ON ORDINARY SHARES


                                                                                      9 months    9 months        Year
                                                                                         ended       ended       ended
                                                                                     1 October   2 October   1 January
                                                                                          2005        2004        2005
                                                                                           GBP         GBP         GBP
                                                                                       million     million     million
----------------------------------------------------------------------------------- ----------- ----------- -----------
Recognised
Final 2004 - 7.77 pence per share, paid 26 May 2005                                      60.0           -           -
Final 2003 - 7.40 pence per share, paid 1 June 2004                                         -        57.2        57.2
Interim 2004 - 4.83 pence per share, paid 12 November 2004                                  -           -        37.3
----------------------------------------------------------------------------------- ----------- ----------- -----------
                                                                                         60.0        57.2        94.5
----------------------------------------------------------------------------------- ----------- ----------- -----------

Proposed
Final 2004  - 7.77 pence per share (Final 2003 - 7.40 pence per share)                      -           -        60.0
Interim 2005 - 5.07 pence per share (Interim 2004 - 4.83 pence per share)                39.3        37.3           -
----------------------------------------------------------------------------------- ----------- ----------- -----------
                                                                                         39.3        37.3        60.0
----------------------------------------------------------------------------------- ----------- ----------- -----------

The interim 2005 dividend was paid on 14 November 2005 to shareholders who were on the Register of Members on 14 October 2005. Under IFRS, dividends payable on ordinary shares may be recognised in the financial statements only when they have been appropriately authorised and are no longer at the Company's discretion. Accordingly, interim dividends are recognised when they are paid and final dividends are recognised when they are declared following approval by ordinary shareholders at the Company's Annual General Meeting.


11   CASH GENERATED BY OPERATIONS


                                                                                      9 months    9 months        Year
                                                                                         ended       ended       ended
                                                                                     1 October   2 October   1 January
                                                                                          2005        2004        2005
                                                                                           GBP         GBP         GBP
                                                                                       million     million     million
----------------------------------------------------------------------------------- ----------- ----------- -----------
Profit from operations
 - Continuing operations                                                                222.1       218.3       286.3
 - Discontinued operations                                                                3.4           -         2.1
----------------------------------------------------------------------------------- ----------- ----------- -----------
                                                                                        225.5       218.3       288.4
Share of results of associates                                                           (0.5)       (0.3)       (0.8)
Depreciation                                                                             87.0        87.1       115.9
Amortisation of intangible assets                                                         1.0           -           -
Loss/(gain) on sale of property, plant and equipment                                      4.2        (0.8)        1.1
Gain on disposal of business - continuing operations                                     (8.1)      (19.7)      (18.0)
Gain on disposal of business - discontinued operations                                   (3.4)       (1.7)       (3.8)
Cost of equity-settled employee share schemes                                             5.5         3.3         4.4
Decrease in post-employment benefit obligations                                         (52.1)      (15.6)      (26.3)
Increase/(decrease) in provisions                                                         5.7        (6.5)       (7.3)
----------------------------------------------------------------------------------- ----------- ----------- -----------
Operating cash flows before movements in working capital                                264.8       264.1       353.6
Increase in inventories                                                                 (15.1)      (22.6)      (34.3)
Increase in receivables                                                                 (69.4)      (55.8)      (20.9)
Increase in payables                                                                     12.5        31.5        35.5
----------------------------------------------------------------------------------- ----------- ----------- -----------
Cash generated by operations                                                            192.8       217.2       333.9
----------------------------------------------------------------------------------- ----------- ----------- -----------


12   RECONCILIATION OF NET DECREASE IN CASH AND CASH EQUIVALENTS TO THE MOVEMENT
     IN NET DEBT

                                                                                      9 months    9 months        Year
                                                                                         ended       ended       ended
                                                                                     1 October   2 October   1 January
                                                                                          2005        2004        2005
                                                                                           GBP         GBP         GBP
                                                                                       million     million     million
------------------------------------------------------------------------ ----------- ----------- ----------- -----------

(Decrease)/increase in cash and cash equivalents                                         (52.4)        3.9         3.1
(Increase)/decrease in debt and lease financing                                          (50.6)        6.1         7.8
Increase in collateralised cash                                                            0.4         1.1         1.1
------------------------------------------------------------------------ ----------- ----------- ----------- -----------
(Increase)/decrease in net debt resulting from cash flows                               (102.6)       11.1        12.0
Other non cash movements                                                                  (5.5)          -           -
Leases obtained on acquisition                                                            (0.9)          -           -
Foreign currency translation differences                                                 (48.9)        0.2         8.2
------------------------------------------------------------------------ ----------- ----------- ----------- -----------
(Increase)/decrease in net debt during the period                                       (157.9)       11.3        20.2
Net debt at the beginning of the period                                     (244.5)                 (264.7)     (264.7)
Adoption of IAS32 and IAS39 (see note 1)                                    (272.0)                      -           -
                                                                         -----------
                                                                                        (516.5)
------------------------------------------------------------------------ ----------- ----------- ----------- -----------
Net debt at the end of the period                                                       (674.4)     (253.4)     (244.5)
------------------------------------------------------------------------ ----------- ----------- ----------- -----------

                                                                                      1 October   2 October   1 January
Net debt comprises:                                                                        2005        2004        2005
                                                                                            GBP         GBP         GBP
                                                                                        million     million     million
------------------------------------------------------------------------ ----------- ----------- ----------- -----------

Collateralised cash                                                                        5.2         4.9         4.9
Cash and cash equivalents                                                                125.0       185.2       185.4
Bank overdrafts                                                                          (28.0)      (19.7)      (13.3)
Bank and other loans                                                                    (468.2)     (409.9)     (409.1)
Unsecured loan notes                                                                      (0.3)       (0.4)       (0.3)
Obligations under finance leases                                                         (10.3)      (13.5)      (12.1)
------------------------------------------------------------------------ ----------- ----------- ----------- -----------
                                                                                        (376.6)     (253.4)     (244.5)
Convertible cumulative preference shares                                                (297.8)          -           -
------------------------------------------------------------------------ ----------- ----------- ----------- -----------
                                                                                        (674.4)     (253.4)     (244.5)
------------------------------------------------------------------------ ----------- ----------- ----------- -----------

13   TRADE AND OTHER RECEIVABLES
                                                                                      1 October   2 October   1 January
                                                                                           2005        2004        2005
                                                                                            GBP         GBP         GBP
                                                                                        million     million     million
------------------------------------------------------------------------------------ ----------- ----------- -----------

Trade receivables                                                                        531.4       467.0       414.3
Amounts recoverable on construction contracts                                             18.1           -        15.6
Prepayments                                                                               27.7        25.9        21.0
Other receivables                                                                         52.4        65.4        56.9
Collateralised cash                                                                        5.2         4.9         4.9
------------------------------------------------------------------------------------ ----------- ----------- -----------
                                                                                         634.8       563.2       512.7
------------------------------------------------------------------------------------ ----------- ----------- -----------


14   ASSETS HELD FOR SALE
                                                                                      1 October   2 October   1 January
The major classes of assets and associated liabilities classified as held for sale         2005        2004        2005
are as follows:                                                                             GBP         GBP         GBP
                                                                                        million     million     million
------------------------------------------------------------------------------------ ----------- ----------- -----------

Property, plant and equipment                                                              9.7        30.0        29.8
Deferred tax assets                                                                          -           -         0.1
Inventories                                                                                  -         2.0         2.0
Trade and other receivables                                                                  -         0.7         0.9
Amounts recoverable on construction contracts                                                -        10.1           -
------------------------------------------------------------------------------------ ----------- ----------- -----------
Total assets classified as held for sale                                                   9.7        42.8        32.8
------------------------------------------------------------------------------------ ----------- ----------- -----------

Trade and other payables                                                                     -        (8.4)       (0.3)
Post-employment benefit obligations                                                          -        (1.2)          -
Provisions                                                                                   -        (2.4)          -
------------------------------------------------------------------------------------ ----------- ----------- -----------
Total liabilities associated with assets classified as held for sale                         -       (12.0)       (0.3)
------------------------------------------------------------------------------------ ----------- ----------- -----------
                                                                                            9.7       30.8        32.5
------------------------------------------------------------------------------------ ----------- ----------- -----------

15   TRADE AND OTHER PAYABLES
                                                                                        1 October  2 October  1 January
                                                                                             2005       2004       2005
                                                                                              GBP        GBP        GBP
                                                                                          million    million    million
--------------------------------------------------------------------------------------- ---------- ---------- ----------
Current liabilities
Trade payables                                                                             255.2      212.8      233.6
Other taxes and social security                                                             14.6       15.8       14.9
Accruals and deferred income                                                               131.9      127.1      103.2
Other payables                                                                              16.1       31.2       29.7
--------------------------------------------------------------------------------------- ---------- ---------- ----------
                                                                                           417.8      386.9      381.4
--------------------------------------------------------------------------------------- ---------- ---------- ----------
Non-current liabilities
Accruals and deferred income                                                                 1.4        2.8        3.2
Other payables                                                                               7.4        1.8        0.5
--------------------------------------------------------------------------------------- ---------- ---------- ----------
                                                                                             8.8        4.6        3.7
--------------------------------------------------------------------------------------- ---------- ---------- ----------


16   PROVISIONS FOR LIABILITIES AND CHARGES


                                                                               Restructuring         Other
                                                                                  provisions    provisions        Total
                                                                                 GBP million   GBP million  GBP million
------------------------------------------------------------------------------- ------------- ------------- ------------

At 1 January 2005                                                                      14.7          44.7         59.4
Foreign exchange translation                                                            0.7           2.8          3.5
Subsidiaries acquired                                                                     -           0.3          0.3
Charge for the period                                                                  10.0          12.0         22.0
Reversal of provisions for disposal of operations                                      (4.0)            -         (4.0)
Utilised during the period                                                             (6.0)        (10.2)       (16.2)
------------------------------------------------------------------------------- ------------- ------------- ------------
At 1 October 2005                                                                      15.4          49.6         65.0
------------------------------------------------------------------------------- ------------- ------------- ------------

Included in current liabilities                                                        11.2          33.9          45.1
Included in non-current liabilities                                                     4.2          15.7          19.9
------------------------------------------------------------------------------- ------------- ------------- ------------
                                                                                       15.4          49.6          65.0
------------------------------------------------------------------------------- ------------- ------------- ------------



17   CONTINGENCIES

The Company guarantees the bank facilities of certain subsidiaries and the Group provides cash as security for letters of credit in order to reduce their cost. The Company has also guaranteed certain property leases and performance bonds entered into in the ordinary course of business by certain of its subsidiaries. The Group is also, from time to time, party to legal proceedings and claims, which arise in the ordinary course of business. The Directors do not anticipate that the outcome of any of the above proceedings and claims, either individually or in aggregate, will have a material adverse effect upon the Group's financial position.


18   ACQUISITIONS AND DISPOSALS

Acquisitions
Industrial and Automotive
On 1 July 2005, Tomkins acquired Eifeler Maschinenbau GmbH for a provisional net cash consideration of EUR31.1 million (GBP21.0 million). Provisional goodwill of GBP10.4 million arising on the acquisition was capitalised.

Building Products
On 27 January 2005, Tomkins acquired Milcor Inc, a multi-brand manufacturer of building products for a provisional net cash consideration of $42.9 million (GBP22.8 million). Provisional goodwill of GBP12.8 million arising on the acquisition was capitalised. On 18 March 2005, Tomkins acquired L.E. Technologies, a recreational vehicle frame manufacturer for a provisional net cash consideration of $79.7 million (GBP41.6 million). Provisional goodwill of GBP25.0 million arising on the acquisition was capitalised.

On 23 September 2005, Tomkins acquired NRG Industries Inc., a multi brand manufacturer of commercial building accessories, for a provisional cash consideration of $25.0 million (GBP14.1 million). Provisional goodwill of GBP6.3 million arising on the acquisition was capitalised.

Disposals
Industrial and Automotive
On 9 February 2005, the business and assets of the AirSprings division were sold for a net consideration of $12.5 million, of which $5.5 million is deferred. This resulted in a loss of GBP3.4 million before the release of a provision for expected loss on disposal of GBP2.9 million, which was provided for in 2004.

On 4 July 2005, the business and assets of the North American Curved Hose business were sold for a net cash consideration of $10.1 million (GBP5.8 million) resulting in a gain on disposal of GBP0.7 million.

18   ACQUISITIONS AND DISPOSALS (CONTINUED)

Building Products
On 2 January 2005, Unified Industries, Inc., a business in the Other Building Products segment, was sold for $1.0 million. This resulted in a loss of GBP1.1 million, which was fully provided for in 2004.

On 16 September, the business and assets of Gutter Helmet, part of the Hart & Cooley residential construction business, was sold for $20.4 million (GBP11.5 million) resulting in a gain of GBP8.8 million.

In addition to the above, costs of GBP0.7 million relating to the prior year disposal and exit of businesses and a GBP0.2 million loss on disposal of property arose in the nine months ended 1 October 2005.


19   APPROVAL AND REVIEW

The financial information on pages 12 to 27 was approved by the Board of Directors on 22 November 2005.

The financial information for the nine month and the three month periods ended 1 October 2005 and 2 October 2004 has neither been audited nor reviewed by the auditors.

20   RECONCILIATION BETWEEN IFRS AND UK GAAP

Comparative information for 2004 presented in these financial statements was initially reported under UK GAAP and has been restated in accordance with IFRS. A summary of the adjustments that affected profit for the period and shareholders' equity in each of the comparative periods is presented below.

A summary of the adjustments that affected profit for the year ended 1 January 2005 and shareholders' equity as at 4 January 2004 and 1 January 2005 was presented in the Group's results announcement for the three months ended 2 April 2005 which is available on the Company's website, www.tomkins.co.uk.


                                                                                            3 months      9 months
                                                                                               ended         ended
                                                                                           2 October     2 October
                                                                                   Note         2004          2004
                                                                                         GBP million   GBP million
------------------------------------------------------------------------------- -------- ------------ -------------
Profit for the period under UK GAAP                                                            48.3         118.9
Adjustments:
  Goodwill                                                                            a         3.2          22.4
  Share based payments                                                                b        (0.4)         (0.7)
  Post-employment benefits                                                            c         2.3           8.8
  Future operating losses                                                             d         0.3          (0.2)
  Cumulative translation differences                                                  e           -          (0.9)
  Deferred tax on IFRS adjustments                                                    g        (1.5)         (5.1)
------------------------------------------------------------------------------- -------- ------------ -------------
Profit for the period under IFRS                                                               52.2         143.2
------------------------------------------------------------------------------- -------- ------------ -------------

                                                                                                         2 October
                                                                                                              2004
                                                                                   Note                GBP million
------------------------------------------------------------------------------- -------- ------------ -------------
Shareholders' equity under UK GAAP                                                                          484.8
Adjustments:
  Goodwill                                                                            a                       9.6
  Share based payments                                                                b                      (1.6)
  Post-employment benefits                                                            c                    (122.5)
  Future operating losses                                                             d                       0.9
  Proposed dividend                                                                   f                      37.3
  Deferred tax                                                                        g                      13.3
  Deferred tax on IFRS adjustments                                                    g                      48.6
  Minority interest in IFRS adjustments                                                                       0.4
------------------------------------------------------------------------------- -------- ------------ -------------
Shareholders' equity under IFRS                                                                             470.8
------------------------------------------------------------------------------- -------- ------------ -------------


Reported cash flows were unaffected by the adoption of IFRS, but the cash flow statements for the comparative periods have been re-presented in the format specified by IAS7 "Cash Flow Statements".

An explanation of the significant adjustments between UK GAAP and IFRS is provided below.

a.  Goodwill
Under UK GAAP, capitalised goodwill was amortised over its useful economic life. Under IFRS, this goodwill is not amortised but is tested at least annually for impairment. The impairment tests carried out by the Group as at 4 January 2004 and 1 January 2005 revealed no impairment loss. Goodwill amortisation charged under UK GAAP during the nine months ended 2 October 2004 was GBP9.3 million (Q3 2004 - GBP3.2 million) and this amount is credited back to the income statement under IFRS.


20   RECONCILIATION BETWEEN IFRS AND UK GAAP (CONTINUED)

a.  Goodwill (continued)
Under UK GAAP, goodwill written off directly to reserves was recycled to the income statement on disposal or impairment of the acquired business. Under IFRS, this goodwill is not recycled. Accordingly, goodwill of GBP13.1 million recycled to the income statement under UK GAAP on the disposal of Mayfran Corporation in the nine months ended 2 October 2004 has been reversed under IFRS.

b.       Share based payments
Under UK GAAP, the cost of awards made under the Group's employee share schemes was based on the intrinsic value of the awards, with the exception of SAYE schemes for which no cost was recognised. Under IFRS, the cost of all employee share schemes is based on the fair value of the awards. As a result of this change, the cost of employee share schemes recognised during the nine months ended 2 October 2004 increased by GBP0.7 million under IFRS (Q3 2004 - increase of GBP0.4 million). An additional liability of GBP1.6 million was recognised as at 2 October 2004 in respect of cash-settled awards.

c.       Post-employment benefits
Under UK GAAP, the cost of providing defined benefit pensions and post-retirement healthcare benefits was recognised on a systematic basis and surpluses and deficits arising were spread over the expected average remaining service lives of participating employees. Under IFRS, the cost of benefits accruing under defined benefit plans is recognised over the average remaining service lives of participating employees, but the total cost recognised in each period is dependent on the change during the period in the recognised defined benefit liability or asset.

The total cost of post-employment benefits recognised during the nine months ended 2 October 2004 was reduced by GBP8.8 million to GBP13.8 million (Q3 2004 - total cost reduced by GBP2.3 million to GBP5.6 million) and may be analysed as follows:


                                           3 months ended 2 October 2004       9 months ended 2 October 2004
                                         ----------------------------------- -----------------------------------
                                            UK GAAP                             UK GAAP
                                               IFRS                                IFRS
                                             format  Adjustment    Restated      format  Adjustment    Restated
                                                GBP         GBP  under IFRS         GBP         GBP  under IFRS
                                            million     million  GBPmillion     million     million  GBPmillion
---------------------------------------- ----------- ----------- ----------- ----------- ----------- -----------
Continuing operations:
 -  Charge/(credit) to profit from             7.9        (5.0)         2.9       22.6       (14.8)        7.8
   operations
 -  Charge to net finance costs                  -         2.7          2.7          -         8.2         8.2
Discontinued operations                          -           -            -          -        (2.2)       (2.2)
---------------------------------------- ----------- ----------- ----------- ----------- ----------- -----------
                                               7.9        (2.3)         5.6       22.6        (8.8)       13.8
---------------------------------------- ----------- ----------- ----------- ----------- ----------- -----------


During the nine months ended 2 October 2004, the net charge to profit from operations under IFRS included a net charge of GBP0.3 million arising from settlement and curtailments and adjustments to past service costs.

Liabilities at 2 October 2004 increased by GBP122.5 million due to the recognition of the net post-employment benefit obligation under IFRS.

d.       Future operating losses
Under UK GAAP, Tomkins provided for the expected future operating losses of operations that were to be sold or terminated. Under IFRS, it is not permissible to provide for future operating losses and the provision recognised under UK GAAP as at 2 October 2004 of GBP0.9 million was reversed under IFRS. Overall during the nine months ended 2 October 2004, operating losses incurred of GBP0.2 million that were set against the provision under UK GAAP were charged to the income statement under IFRS.

e.       Cumulative translation differences
Under UK GAAP, cumulative foreign currency translation differences arising on the retranslation into sterling of the Group's net investment in foreign operations were recognised within reserves. Under IFRS, cumulative foreign currency translation differences arising on or after 4 January 2004 are recognised as a separate component of equity and are taken into account in calculating the gain or loss on the disposal of a foreign operation. During the nine months ended 2 October 2004, cumulative translation losses of GBP0.9 million (Q3 2004 - GBPnil) were taken into account in calculating the net gain on disposal of businesses recognised under IFRS.

f.       Proposed dividend
Under UK GAAP, dividends on ordinary shares were recognised as a liability in the period to which they related. Under IFRS, interim dividends are recognised when they are paid and final dividends are recognised when they are declared following approval by ordinary shareholders at the Company's Annual General Meeting. Accordingly, net assets at 2 October 2004 increased by GBP37.3 million, representing the reversal of the accrual for the interim 2004 dividend that was paid in November 2004.

g.       Deferred tax
Under UK GAAP, deferred tax was provided on timing differences between the accounting and taxable profit (an income statement approach). Under IFRS, deferred tax is provided on temporary differences between the book carrying value and tax base of assets and liabilities (a balance sheet approach).

While the difference in the method of determining taxable differences did not give rise to a significant adjustment, additional deferred tax assets of GBP13.3 million were recognised under IFRS at 2 October 2004 due to the unrestricted look forward period for estimating future taxable profits. Under UK GAAP, the look forward period was restricted to the period for which forecasts were prepared.

Deferred tax on the IFRS adjustments largely relates to post-employment benefits, reflecting the substantially increased defined benefit liability recognised under IFRS.



7. RECONCILIATION OF THE FINANCIAL INFORMATION PREPARED IN ACCORDANCE WITH UK GAAP TO THE FINANCIAL INFORMATION PREPARED IN ACCORDANCE WITH IFRS

CONSOLIDATED INCOME STATEMENT FOR THE THREE MONTHS ENDED 2 OCTOBER 2004 (UNAUDITED)


                                                                   UK GAAP                Share       Post-     Future     Restated
                                                                      IFRS                based  employment  operating        under
                                                                    format  Goodwill   payments    benefits     losses         IFRS
                                                                       GBP       GBP        GBP         GBP        GBP         GBP
                                                                   million   million    million     million    million      million
---------------------------------------------------------------- ---------- ---------- ----------- ---------- ----------- ----------
Continuing operations
Revenue                                                             735.8          -           -          -           -      735.8
Cost of sales                                                      (521.5)         -           -          -           -     (521.5)
---------------------------------------------------------------- ---------- ---------- ----------- ---------- ----------- ----------
Gross profit                                                        214.3          -           -          -           -      214.3
Distribution costs                                                  (86.0)         -           -          -           -      (86.0)
Administrative expenses                                             (61.6)       3.2        (0.4)       5.0         0.2      (53.6)
Share of results of associates                                        0.1          -           -          -           -        0.1
---------------------------------------------------------------- ---------- ---------- ----------- ---------- ----------- ----------
Profit from operations before restructuring initiatives              66.8        3.2        (0.4)       5.0         0.2       74.8
Restructuring costs                                                  (1.9)         -           -          -           -       (1.9)
Gain on disposals and exit of businesses                              7.5          -           -          -           -        7.5
---------------------------------------------------------------- ---------- ---------- ----------- ---------- ----------- ----------
Profit from operations                                               72.4        3.2        (0.4)       5.0         0.2       80.4
Interest payable                                                     (5.6)         -           -      (10.9)          -      (16.5)
Investment income                                                     1.5          -           -        8.2           -        9.7
---------------------------------------------------------------- ---------- ---------- ----------- ---------- ----------- ----------
Profit before tax                                                    68.3        3.2        (0.4)       2.3         0.2       73.6
Tax                                                                 (20.5)      (0.5)          -       (1.0)          -      (22.0)
---------------------------------------------------------------- ---------- ---------- ----------- ---------- ----------- ----------
Profit for the period from continuing operations                     47.8        2.7        (0.4)       1.3         0.2       51.6

Discontinued operations
Profit for the period from discontinued operations                    0.5          -           -          -         0.1        0.6

---------------------------------------------------------------- ---------- ---------- ----------- ---------- ----------- ----------
Profit for the period                                                48.3        2.7        (0.4)       1.3         0.3       52.2
Minority interests                                                   (1.3)         -           -          -           -       (1.3)
Dividends payable on convertible cumulative preference shares        (4.0)         -           -          -           -       (4.0)
---------------------------------------------------------------- ---------- ---------- ----------- ---------- ----------- ----------
Profit for the period attributable to equity shareholders            43.0        2.7        (0.4)       1.3         0.3       46.9
---------------------------------------------------------------- ---------- ---------- ----------- ---------- ----------- ----------

Earnings per share
Basic
Continuing operations                                               5.51 p                                                   6.01 p
Discontinued operations                                             0.07 p                                                   0.07 p
---------------------------------------------------------------- ---------- ---------- ----------- ---------- ----------- ----------
---------------------------------------------------------------- ---------- ---------- ----------- ---------- ----------- ----------
Total operations                                                    5.58 p                                                   6.08 p
---------------------------------------------------------------- ---------- ---------- ----------- ---------- ----------- ----------

Diluted
Continuing operations                                               5.29 p                                                   5.73 p
Discontinued operations                                             0.06 p                                                   0.08 p
---------------------------------------------------------------- ---------- ---------- ----------- ---------- ----------- ----------
Total operations                                                    5.35 p                                                   5.81 p
---------------------------------------------------------------- ---------- ---------- ----------- ---------- ----------- ----------


CONSOLIDATED INCOME STATEMENT FOR THE THREE MONTHS ENDED 2 OCTOBER 2004 - PRESENTATIONAL CHANGES (UNAUDITED)



UK GAAP balances in UK GAAP Format                                      Operating
                                                                          except-       Gross
                                                                            ional          up
                                                          Discontinued      items    interest
                                                      GBP   operations        GBP         GBP       GBP UK GAAP balances in
                                                  million  GBP million    million     million   million IFRS Format
------------------------------------------------ --------- ------------ ----------- --------- --------- ---------------------------

                                                                                                        Continuing operations
Turnover                                           735.8            -           -         -     735.8   Revenue
Cost of sales                                     (521.5)           -           -         -    (521.5)  Cost of sales
------------------------------------------------ --------- ------------ ----------- --------- --------- ---------------------------
Gross profit                                       214.3            -           -         -     214.3   Gross profit
Distribution costs                                 (86.0)           -           -         -     (86.0)  Distribution costs
Administrative expenses                            (63.5)           -         1.9         -     (61.6)  Administrative expenses
Share of profits                                                                                        Share of results of
of associates                                        0.1            -           -         -       0.1   associates
------------------------------------------------ --------- ------------ ----------- --------- --------- ---------------------------
Operating                                                                                               Profit from operations
profit                                                                                                  before restructuring
including associates                                64.9            -         1.9         -      66.8   initiatives
                                                                    -        (1.9)        -      (1.9)  Restructuring costs
Loss on disposal of businesses                      (0.3)        (0.3)          -         -      (0.6)  Loss on disposal of business
Reversal of provision for loss on exit of
business                                             8.1            -           -         -       8.1
------------------------------------------------ --------- ------------ ----------- --------- --------- ---------------------------
Profit before interest                              72.7         (0.3)          -         -      72.4   Profit from operations
Net interest payable                                (4.1)           -           -      (1.5)     (5.6)  Interest payable
                                                       -            -           -       1.5       1.5   Investment income
------------------------------------------------ --------- ------------ ----------- --------- --------- ---------------------------
Profit on ordinary activities before tax            68.6         (0.3)          -         -      68.3   Profit before tax
Tax on profit on ordinary activities               (20.3)        (0.2)          -         -     (20.5)  Tax
------------------------------------------------ --------- ------------ ----------- --------- --------- ---------------------------
Profit on ordinary                                                                                      Profit for the period from
activities after tax                                48.3         (0.5)          -         -      47.8   continuing operations

                                                                                                        Discontinued operations
                                                                                                        Profit for the period from
                                                       -          0.5           -         -       0.5   discontinued operations

------------------------------------------------ --------- ------------ ----------- --------- --------- ---------------------------
                                                    48.3            -           -         -      48.3   Profit for the period
Minority interests                                  (1.3)           -           -         -      (1.3)  Minority interests
------------------------------------------------ --------- ------------ ----------- --------- --------- ---------------------------
Profit attributable to shareholders                 47.0            -           -         -      47.0
                                                                                                        Dividends payable on
                                                                                                        convertible cumulative
Dividends on equity and non-equity shares           (4.0)           -           -         -      (4.0)  preference shares
------------------------------------------------ --------- ------------ ----------- --------- --------- ---------------------------
                                                                                                        Profit for the period
                                                                                                        attributable to
Retained profit                                     43.0            -           -         -      43.0   equity shareholders
------------------------------------------------ --------- ------------ ----------- --------- --------- ---------------------------



CONSOLIDATED INCOME STATEMENT FOR THE NINE MONTHS ENDED 2 OCTOBER 2004
(UNAUDITED)



                                                        UK GAAP                Share       Post-     Future    Cumulative  Restated
                                                           IFRS                based  employment  operating   translation     under
                                                         format  Goodwill   payments    benefits     losses   differences      IFRS
                                                            GBP       GBP        GBP         GBP        GBP           GBP       GBP
                                                        million   million    million     million    million       million   million
----------------------------------------------------- ---------- ---------- ----------- ---------- ----------- ---------- ----------
Continuing operations
Revenue                                                 2,277.5          -           -          -           -          -   2,277.5
Cost of sales                                          (1,617.0)         -           -          -           -          -  (1,617.0)
----------------------------------------------------- ---------- ---------- ----------- ---------- ----------- ---------- ----------
Gross profit                                              660.5          -           -          -           -          -     660.5
Distribution costs                                       (255.3)         -           -          -           -          -    (255.3)
Administrative expenses                                  (200.6)       9.3        (0.7)      17.8        (0.8)         -    (175.0)
Share of results of associates                              0.3          -           -          -           -          -       0.3
----------------------------------------------------- ---------- ---------- ----------- ---------- ----------- ---------- ----------
Profit from operations before restructuring
initiatives                                               204.9        9.3        (0.7)      17.8        (0.8)         -     230.5
Restructuring costs                                       (12.4)         -           -       (3.0)          -          -     (15.4)
Gain on disposals and exit of businesses                   (9.0)      13.1           -          -           -       (0.9)      3.2
----------------------------------------------------- ---------- ---------- ----------- ---------- ----------- ---------- ----------
Profit from operations                                    183.5       22.4        (0.7)      14.8        (0.8)      (0.9)    218.3
Interest payable                                          (16.2)         -           -      (32.5)          -          -     (48.7)
Investment income                                           5.3          -           -       24.3           -          -      29.6
----------------------------------------------------- ---------- ---------- ----------- ---------- ----------- ---------- ----------
Profit before tax                                         172.6       22.4        (0.7)       6.6        (0.8)      (0.9)    199.2
Tax                                                       (50.4)      (2.0)        0.1       (2.8)        0.3          -     (54.8)
----------------------------------------------------- ---------- ---------- ----------- ---------- ----------- ---------- ----------
Profit for the period from continuing operations          122.2       20.4        (0.6)       3.8        (0.5)      (0.9)    144.4

Discontinued operations
Loss for the period from discontinued operations           (3.3)         -           -        1.5         0.6          -      (1.2)

----------------------------------------------------- ---------- ---------- ----------- ---------- ----------- ---------- ----------
Profit for the period                                     118.9       20.4        (0.6)       5.3         0.1       (0.9)    143.2
Minority interests                                         (5.7)         -           -       (1.8)          -          -      (7.5)
Dividends payable on convertible cumulative preference
shares                                                    (11.9)         -           -          -           -          -     (11.9)
----------------------------------------------------- ---------- ---------- ----------- ---------- ----------- ---------- ----------
Profit for the period attributable to equity
shareholders                                              101.3       20.4        (0.6)       3.5         0.1       (0.9)    123.8
----------------------------------------------------- ---------- ---------- ----------- ---------- ----------- ---------- ----------

Earnings per share
Basic
Continuing operations                                     13.57 p                                                            16.22 p
Discontinued operations                                   (0.43)p                                                            (0.16)p
----------------------------------------------------- ---------- ---------- ----------- ---------- ----------- ---------- ----------
Total operations                                          13.14 p                                                            16.06 p
----------------------------------------------------- ---------- ---------- ----------- ---------- ----------- ---------- ----------

Diluted
Continuing operations                                     13.28 p                                                            15.62 p
Discontinued operations                                   (0.38)p                                                            (0.13)p
----------------------------------------------------- ---------- ---------- ----------- ---------- ----------- ---------- ----------
Total operations                                          12.90 p                                                            15.49 p
----------------------------------------------------- ---------- ---------- ----------- ---------- ----------- ---------- ----------





CONSOLIDATED INCOME STATEMENT FOR THE NINE MONTHS ENDED 2 OCTOBER 2004 - PRESENTATIONAL CHANGES (UNAUDITED)


UK GAAP balances in
UK GAAP Format                                                                                 Transfer
                                                                                Non            ordinary
                                                   Operating              operating            dividend
                                                 exceptional            exceptional  Gross up        to
                                     Discontinued      items Associates       items  interest    equity
                                GBP    operations        GBP        GBP         GBP       GBP       GBP        GBP  UK GAAP balances
                            million   GBP million    million    million     million   million   million    million  in IFRS Format
--------------------------- --------- ------------ ----------- --------- ----------- ---------- --------- --------- ----------------


                                                                                                                    Continuing
                                                                                                                    operations
Turnover                     2,283.7        (6.2)          -         -           -          -         -   2,277.5   Revenue
Cost of sales               (1,621.7)        4.7           -         -           -          -         -  (1,617.0)  Cost of sales
--------------------------- --------- ------------ ----------- --------- ----------- ---------- --------- --------- ----------------
Gross profit                   662.0        (1.5)          -         -           -          -         -     660.5   Gross profit
Distribution                                                                                                        Distribution
costs                         (255.7)        0.4           -         -           -          -         -    (255.3)  costs
Administrative expenses       (214.0)        1.0        12.4         -           -          -         -    (200.6)  Administrative
                                                                                                                    expenses
                                                                                                                    Share of
Share of profits of                                                                                                 results of
associates                       0.5           -           -      (0.2)          -          -         -       0.3   associates
--------------------------- --------- ------------ ----------- --------- ----------- ---------- --------- --------- ----------------
                                                                                                                    Profit from
                                                                                                                    operations
                                                                                                                    before
Operating profit                                                                                                    restructuring
including associates           192.8        (0.1)       12.4      (0.2)          -          -         -      204.9  initiatives
                                                                                                                    Restructuring
                                               -       (12.4)        -           -          -         -      (12.4) costs
Loss on disposal of
businesses                     (92.9)        75.8          -         -        17.1          -         -
Reversal of provision
for loss on disposal of
business                        72.9        (72.9)         -         -           -          -         -
                                                                                                                    Loss on exit
Costs on exit of business      (17.5)           -          -         -         8.5          -         -      (9.0)  of business
Reversal of provision for
loss on exit of
business                        25.6            -          -         -       (25.6)         -         -
--------------------------- --------- ------------ ----------- --------- ----------- ---------- --------- --------- ----------------
Profit before interest         180.9          2.8          -      (0.2)          -          -         -     183.5   Profit from
                                                                                                                    operations
Net interest                                                                                                        Interest
payable                        (10.9)           -          -         -           -       (5.3)        -     (16.2)  payable
                                                                                                                    Investment
                                                -          -         -           -        5.3         -       5.3   income
--------------------------- --------- ------------ ----------- --------- ----------- ---------- --------- --------- ----------------
Profit on ordinary                                                                                                  Profit before
activities before tax          170.0          2.8          -      (0.2)          -          -         -     172.6   tax
Tax on profit on
ordinary activities            (51.1)         0.5          -       0.2           -          -         -     (50.4)  Tax
--------------------------- --------- ------------ ----------- --------- ----------- ---------- --------- --------- ----------------
                                                                                                                    Profit for the
                                                                                                                    period from
Profit on ordinary                                                                                                  continuing
activities after tax           118.9          3.3          -         -           -          -         -     122.2   operations

                                                                                                                    Discontinued
                                                                                                                    operations
                                                                                                                    Loss for the
                                                                                                                    period from
                                                                                                                    discontinued
                                             (3.3)         -         -           -          -         -      (3.3)  operations

--------------------------- --------- ------------ ----------- --------- ----------- ---------- --------- --------- ----------------
                                                                                                                    Profit for the
                               118.9            -          -         -           -          -         -     118.9   period
                                                                                                                    Minority
Minority interests              (5.7)           -          -         -           -          -         -      (5.7)  interests
--------------------------- --------- ------------ ----------- --------- ----------- ---------- --------- --------- ----------------
Profit attributable to
shareholders                   113.2            -          -         -           -          -         -     113.2
                                                                                                                    Dividends
                                                                                                                    payable on
                                                                                                                    convertible
                                                                                                                    cumulative
Dividends on equity                                                                                                 preference
and non-equity shares          (49.2)           -          -         -           -          -      37.3     (11.9)  shares
--------------------------- --------- ------------ ----------- --------- ----------- ---------- --------- --------- ----------------
                                                                                                                    Profit for the
                                                                                                                    period
                                                                                                                    attributable
                                                                                                                    to equity
Retained profit                 64.0            -          -         -           -          -      37.3     101.3   shareholders
--------------------------- --------- ------------ ----------- --------- ----------- ---------- --------- --------- ----------------


CONSOLIDATED BALANCE SHEET AS AT 2 OCTOBER 2004 (UNAUDITED)


                 UK GAAP  Goodwill Computer   Share        Post-  Proposed   Future   Cumulative Deferred   Restated
                    IFRS           software   based    employment dividend operating translation      tax      under
                  format                   payments      benefits             losses differences                IFRS

                     GBP      GBP       GBP     GBP           GBP      GBP       GBP         GBP      GBP        GBP
                 million  million   million million       million  million   million     million  million    million
--------------------------------------------------------------------------------------------------------------------

  Non-current
  assets
  Goodwill        208.2      9.6        -        -              -        -        -            -        -      217.8
  Other
  intangible
  assets              -        -      4.9        -              -        -        -            -        -        4.9
  Property,
  plant and
  equipment       762.8        -     (4.9)       -              -        -        -            -        -      757.9
  Interests in
  associates        3.5        -        -        -              -        -        -            -        -        3.5
  Deferred tax
  assets           54.0        -        -      0.4           74.9        -        -            -     13.3      142.6
--------------------------------------------------------------------------------------------------------------------
                  1,028.5    9.6        -      0.4           74.9        -        -            -     13.3    1,126.7
--------------------------------------------------------------------------------------------------------------------
  Current assets
  Inventories     372.3        -        -        -              -        -        -            -        -      372.3
  Trade and
  other
  receivables     563.2        -        -        -              -        -        -            -        -      563.2
  Current tax
  recoverable      10.8        -        -        -              -        -        -            -        -       10.8
  Investments       1.7        -        -        -              -        -        -            -        -        1.7
  Cash and
  cash
  equivalents     185.2        -        -        -              -        -        -            -        -      185.2
--------------------------------------------------------------------------------------------------------------------
                  1,133.2      -        -        -              -        -        -            -        -    1,133.2
--------------------------------------------------------------------------------------------------------------------
  Assets held
  for sale         42.8        -        -        -              -        -        -            -        -       42.8
--------------------------------------------------------------------------------------------------------------------
  Total assets    2,204.5    9.6        -      0.4           74.9        -        -            -     13.3    2,302.7
--------------------------------------------------------------------------------------------------------------------
  Current liabilities
  Bank
  overdrafts      (19.7)       -        -        -              -        -        -            -        -      (19.7)
  Bank and
  other loans      (8.0)       -        -        -              -        -        -            -        -       (8.0)
  Unsecured
  loan notes       (0.4)       -        -        -              -        -        -            -        -       (0.4)
  Obligations
  under finance
  leases           (4.0)       -        -        -              -        -        -            -        -       (4.0)
  Trade and
  other payables (422.6)       -        -     (1.6)             -     37.3        -            -        -     (386.9)
  Current tax
  liabilities     (20.4)       -        -        -              -        -        -            -        -      (20.4)
  Provisions      (39.7)       -        -        -              -        -        -            -        -      (39.7)
--------------------------------------------------------------------------------------------------------------------
                 (514.8)       -        -     (1.6)             -     37.3        -            -        -     (479.1)
--------------------------------------------------------------------------------------------------------------------
  Non-current liabilities
  Bank and
  other loans    (401.9)       -        -        -              -        -        -            -        -     (401.9)
  Obligations
  under finance
  leases           (9.5)       -        -        -              -        -        -            -        -       (9.5)
  Other payables   (4.6)       -        -        -              -        -        -            -        -       (4.6)
  Post-employment
  benefit
  obligations    (190.4)       -        -        -         (122.5)       -        -            -        -     (312.9)
  Deferred tax
  liabilities     (16.8)    (2.0)       -        -          (24.7)       -        -            -        -      (43.5)
  Current tax
  liabilities    (169.6)       -        -        -              -        -        -            -        -     (169.6)
  Provisions      (23.9)       -        -        -              -        -      0.9            -        -      (23.0)
--------------------------------------------------------------------------------------------------------------------
                 (816.7)    (2.0)       -        -         (147.2)       -      0.9            -        -     (965.0)
--------------------------------------------------------------------------------------------------------------------
  Liabilities directly
  associated with assets
  held for sale   (12.0)       -        -        -              -        -        -            -        -      (12.0)
--------------------------------------------------------------------------------------------------------------------
  Total
  liabilities  (1,343.5)   (2.0)        -    (1.6)        (147.2)     37.3      0.9            -        -   (1,456.1)
--------------------------------------------------------------------------------------------------------------------
  NET ASSETS      861.0      7.6        -     (1.2)         (72.3)    37.3      0.9            -     13.3      846.6
--------------------------------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET AS AT 2 OCTOBER 2004 (UNAUDITED) (CONTINUED)

                 UK GAAP  Goodwill Computer   Share        Post-  Proposed   Future   Cumulative Deferred   Restated
                    IFRS           software   based    employment dividend operating translation      tax      under
                  format                   payments      benefits             losses differences                IFRS

                     GBP      GBP       GBP     GBP           GBP      GBP       GBP         GBP      GBP        GBP
                 million  million   million million       million  million   million     million  million    million
--------------------------------------------------------------------------------------------------------------------
  EQUITY
  Capital and reserves
  Ordinary share
  capital           38.7        -         -       -             -        -         -           -        -       38.7
  Share premium     93.9        -         -       -             -        -         -           -        -       93.9
  Capital redemption
  reserve          461.9        -         -       -             -        -         -           -        -      461.9
  Own shares       (8.7)        -         -       -             -        -         -           -        -      (8.7)
  Currency
  translation
  reserve             -       0.3         -       -           5.5        -         -         1.3    (0.3)        6.8
  Retained
  losses        (101.0)       7.3         -   (1.2)        (77.4)     37.3       0.9       (1.3)     13.6    (121.8)
--------------------------------------------------------------------------------------------------------------------
  Shareholders'
  equity          484.8       7.6         -   (1.2)        (71.9)     37.3       0.9           -     13.3      470.8
  Minority
  interest         39.0         -         -       -         (0.4)        -         -           -        -       38.6
--------------------------------------------------------------------------------------------------------------------
  TOTAL EQUITY    523.8       7.6         -   (1.2)        (72.3)     37.3       0.9           -     13.3      509.4
  Convertible
  cumulative
  preference
  shares          337.2         -         -       -             -        -         -           -        -      337.2
--------------------------------------------------------------------------------------------------------------------
                  861.0       7.6         -   (1.2)        (72.3)     37.3       0.9           -     13.3      846.6
--------------------------------------------------------------------------------------------------------------------




CONSOLIDATED BALANCE SHEET AS AT 2 OCTOBER 2004 - PRESENTATIONAL CHANGES (UNAUDITED)

                  UK GAAP   Debtors   Creditors  Provisions    Investments     Assets       UK GAAP
                   format                                                    held for          IFRS
                                                                                 sale        format
                      GBP       GBP         GBP         GBP            GBP        GBP           GBP
                  million   million     million     million        million    million       million
-------------------------------------------------------------------------------------------------------------------------
  Fixed assets                                                                                        Non-current assets
  Intangible
  assets           208.2         -          -             -              -          -        208.2    Goodwill
  Tangible
  assets           792.8         -          -             -              -      (30.0)       762.8    Property, plant and
                                                                                                      equipment
  Investments        5.2         -          -             -           (1.7)         -          3.5    Interests in
                                                                                                      associates
                              54.0          -             -              -          -         54.0    Deferred tax assets
-------------------------------------------------------------------------------------------------------------------------

                 1,006.2      54.0          -             -           (1.7)     (30.0)     1,028.5
-------------------------------------------------------------------------------------------------------------------------
  Current assets                                                                                      Current assets
  Stock            374.3         -          -             -              -       (2.0)       372.3    Inventories
  Debtors          669.3     (95.3)         -             -              -      (10.8)       563.2    Trade and other
                                                                                                      receivables
                              10.8          -             -              -          -         10.8    Current tax
                                                                                                      recoverable
                                 -          -             -            1.7          -          1.7    Investments
  Cash             185.2         -          -             -              -          -        185.2    Cash and cash
                                                                                                      equivalents
-------------------------------------------------------------------------------------------------------------------------
                 1,228.8     (84.5)         -             -            1.7      (12.8)     1,133.2
-------------------------------------------------------------------------------------------------------------------------
                                 -          -             -              -       42.8         42.8    Assets held for
                                                                                                      sale
-------------------------------------------------------------------------------------------------------------------------
                 2,235.0     (30.5)         -             -              -          -      2,204.5    Total assets
-------------------------------------------------------------------------------------------------------------------------
  Current liabilities                                                                                 Current liabilities
  Creditors - amounts falling due
  within one year (518.9)        -      499.2             -              -          -        (19.7)   Bank overdrafts
                                 -       (8.0)            -              -          -         (8.0)   Bank and other loans
                                 -       (0.4)            -              -          -         (0.4)   Unsecured loan notes
                                 -       (4.0)            -              -          -         (4.0)   Obligations under finance
                                                                                                      leases
                                 -     (431.0)            -              -        8.4       (422.6)   Trade and other payables
                                 -      (20.4)            -              -          -        (20.4)   Current tax liabilities
                                 -      (42.1)            -              -        2.4        (39.7)   Provisions
-------------------------------------------------------------------------------------------------------------------------
                  (518.9)        -       (6.7)            -              -       10.8       (514.8)
-------------------------------------------------------------------------------------------------------------------------
  Non current liabilities                                                                             Non current liabilities
  Creditors - amounts
  falling due after more than
  one year        (487.0)        -      (85.1             -              -          -       (401.9)   Bank and other loans
                                 -       (9.5)            -              -          -         (9.5)   Obligations
                                                                                                      under finance
                                                                                                      leases
                                 -       (4.6)            -              -          -         (4.6)   Other payables
                              30.5      (59.8)       (162.3)             -        1.2       (190.4)   Post-employment
                                                                                                      benefit
                                                                                                      obligations
                                 -          -         (16.8)             -          -        (16.8)   Deferred tax
                                                                                                      liabilities
                                 -          -        (169.6)             -          -       (169.6)   Current tax
                                                                                                      liabilities
  Provisions      (368.1)        -       (4.5)        348.7              -          -        (23.9)   Provisions
-------------------------------------------------------------------------------------------------------------------------
                  (855.1)     30.5         6.7            -              -        1.2       (816.7)
-------------------------------------------------------------------------------------------------------------------------
                                 -          -             -              -      (12.0)       (12.0)   Liabilities directly
                                                                                                      associated with assets
                                                                                                      held for sale
                                                                                                      sale
-------------------------------------------------------------------------------------------------------------------------
                (1,374.0)     30.5          -             -              -          -     (1,343.5)   Total
                                                                                                      liabilities
-------------------------------------------------------------------------------------------------------------------------
  NET ASSETS       861.0         -          -             -              -          -        861.0    NET ASSETS
-------------------------------------------------------------------------------------------------------------------------




8. SUPPLEMENTAL FINANCIAL INFORMATION IN US DOLLARS UNDER US GAAP

CONDENSED CONSOLIDATED STATEMENT OF INCOME FOR THE THREE MONTHS ENDED OCTOBER 1, 2005 PREPARED UNDER US GAAP (UNAUDITED)


                                                                                           3 months      3 months
                                                                                              ended         ended
                                                                                         October 1,    October 2,
                                                                                               2005          2004
                                                                                          $ million     $ million
------------------------------------------------------------------------------------------------------------------
Net sales                                                                                  1,451.4       1,329.0
Cost of sales                                                                             (1,042.2)       (945.0)
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Gross profit                                                                                 409.2         384.0
Selling, general and administrative expenses                                                (260.6)       (254.2)
Restructuring expenses                                                                       (19.8)         (3.8)
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Operating income from continuing operations                                                  128.8         126.0
Interest income                                                                                2.4           4.9
Interest expense                                                                              (8.2)         (8.0)
Other expense (net)                                                                          (11.6)         (5.5)
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Income from continuing operations before taxes, minority interest and equity in net          111.4         117.4
income of associates
Income tax expense                                                                           (46.0)        (39.4)
Minority interest in net income                                                               (4.5)         (2.4)
Equity in net income of associates                                                               -           0.2
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                                             60.9          75.8
Loss from discontinued operations, net of tax charge of $nil (October 2, 2004 - $1.8
million)                                                                                         -          (2.2)
Gain/(loss) on disposal of discontinued operations, net of tax credit of $nil                  7.6          (0.4)
million (October 2, 2004 - tax charge of $2.0 million)
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Net income                                                                                    68.5          73.2
Preference dividend                                                                           (6.8)         (7.2)
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Net income attributable to common shareholders                                                61.7          66.0
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

Net income per common share
Basic
Income from continuing operations                                                             0.07          0.09
Gain on disposal of discontinued operations                                                   0.01             -
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Net income                                                                                   $0.08         $0.09
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

Diluted
Income from continuing operations                                                             0.07          0.08
Gain on disposal of discontinued operations                                                   0.01             -
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Net income                                                                                   $0.08         $0.08
------------------------------------------------------------------------------------------------------------------





CONDENSED CONSOLIDATED STATEMENT OF INCOME FOR THE NINE MONTHS ENDED OCTOBER 1, 2005 PREPARED UNDER US GAAP (UNAUDITED)


                                                                                     9 months    9 months        Year
                                                                                        ended       ended       ended
                                                                                   October 1,  October 2,  January 1,
                                                                                         2005        2004        2005
                                                                                    $ million   $ million   $ million
----------------------------------------------------------------------------------------------------------------------
Net sales                                                                            4,340.8     4,080.5     5,356.1
Cost of sales                                                                       (3,124.0)   (2,890.7)   (3,806.4)
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Gross profit                                                                         1,216.8     1,189.8     1,549.7
Selling, general and administrative expenses                                          (812.6)     (785.2)   (1,038.5)
Restructuring expenses                                                                 (34.0)      (23.1)      (34.1)
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Operating income from continuing operations                                            370.2       381.5       477.1
Interest income                                                                          6.6        20.0        11.5
Interest expense                                                                       (25.7)      (30.0)      (34.9)
Other (expense)/income (net)                                                           (45.8)      (10.2)       44.0
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Income from continuing operations before taxes, minority interest and equity in        305.3       361.3       497.7
net income of associates
Income tax expense                                                                     (67.5)      (94.0)     (103.2)
Minority interest in net income                                                        (11.1)      (10.4)      (15.2)
Equity in net income of associates                                                       0.9         0.9         0.9
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                                      227.6       257.8       380.2
Gain/(loss) from discontinued operations, net of tax charge of $nil (October 2,
2004 -  $0.7 million, January 1, 2005 - $4.2 million)                                    0.1        (9.5)      (13.5)
Gain/(loss) on disposal of discontinued operations, net of tax credit of $1.3
million (October 2, 2004 - $2.5 million, January 1, 2005 - $6.8 million)                 5.5        (6.0)       11.0
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Net income                                                                             233.2        242.3      377.7
Preference dividend                                                                    (21.9)      (21.6)      (28.5)
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Net income attributable to common shareholders                                         211.3       220.7       349.2
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Net income per common share
Basic
Income from continuing operations                                                       0.26        0.31        0.46
Loss from discontinued operations                                                          -       (0.01)      (0.02)
Gain on disposal of discontinued operations                                             0.01       (0.01)       0.01
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Net income                                                                             $0.27       $0.29       $0.45
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Diluted
Income from continuing operations                                                       0.26        0.29        0.43
Loss from discontinued operations                                                          -       (0.01)      (0.01)
Gain on disposal of discontinued operations                                             0.01       (0.01)       0.01
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Net income                                                                             $0.27       $0.27       $0.43
----------------------------------------------------------------------------------------------------------------------



CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE NINE MONTHS ENDED OCTOBER 1, 2005 PREPARED UNDER US GAAP (UNAUDITED)

                                                                                         9 months    9 months        Year
                                                                                            ended       ended       ended
                                                                                       October 1,  October 2,  January 1,
                                                                                             2005        2004        2005
                                                                                        $ million   $ million   $ million
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities
Adjustments to reconcile net income to cash provided by operating activities:
Net income                                                                                 233.2       242.3       377.7
Equity in net income of associates                                                          (0.9)       (0.9)       (1.6)
Depreciation and amortisation                                                              168.9       164.5       220.4
(Gain)/loss on disposal of discontinued operations                                          (5.5)        6.0       (11.0)
Gain on sale of property, plant and equipment                                               (9.3)       (7.1)       (3.7)
Stock based compensation                                                                    13.7         3.5         6.6
Settlement of stock based compensation                                                      (6.9)          -           -
Deferred income taxes                                                                       (6.7)       (3.6)       33.6
Minority interest                                                                           11.1        10.4        15.2
Changes in assets and liabilities, net of effects of businesses acquired or sold
(Decrease)/increase in taxes payable                                                       (13.5)       36.4        (3.1)
Increase in accounts receivable                                                           (143.2)     (120.9)      (61.0)
Decrease in prepaid expenses and other assets                                                8.6        15.3        20.8
Increase in inventory                                                                      (24.8)      (40.4)      (57.7)
Increase in accounts payable                                                                 0.8        54.9       100.4
Decrease in current liabilities net                                                        (40.9)      (44.0)     (102.2)
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                  184.6       316.4       534.4
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
Purchases of property, plant and equipment                                                (191.4)     (205.2)     (287.9)
Proceeds from the sale of property, plant and equipment                                     28.1         6.7        15.9
Proceeds from the sale of discontinued operations                                           52.3        29.4        30.0
New business acquisitions, net of cash acquired                                           (179.8)          -       (46.0)
Dividends received from non controlled affiliates                                            0.6         0.5         0.7
Changes in restricted cash                                                                  (0.7)       (2.0)       (2.0)
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                     (290.9)     (170.6)     (289.3)
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
Bank loans repayment                                                                       (89.3)      (18.9)      (16.6)
Bank loans drawn down                                                                      205.5        16.5         3.3
Capital lease repayment                                                                     (6.2)          -           -
Issuance of common stock                                                                     0.8         2.0         2.2
Payments to acquire treasury stock                                                          (2.8)       (7.1)       (7.5)
Proceeds on sale of treasury stock                                                           5.4           -           -
Dividend payments                                                                         (131.3)     (131.5)     (203.1)
Dividends paid to a minority shareholder                                                   (10.7)       (4.9)       (4.9)
Investment by a minority shareholder                                                           -         5.3         7.1
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                                      (28.6)     (138.6)     (219.5)
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                                 0.1        11.2        16.1
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
Net (decrease)/increase in cash and cash equivalents                                      (134.8)       18.4        41.7
Cash and cash equivalents at beginning of period                                           356.0       314.3       314.3
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                                 221.2       332.7       356.0
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

Supplemental schedule of investing and financing activities:
Cash paid during the period for interest                                                   (35.4)      (24.5)      (35.6)
Cash paid during the period for income taxes                                               (99.2)      (85.2)     (102.4)
--------------------------------------------------------------------------------------------------------------------------


CONDENSED CONSOLIDATED BALANCE SHEET AS AT OCTOBER 1, 2005 PREPARED UNDER US GAAP (UNAUDITED)
                                                                                          October 1,  October 2, January 1,
                                                                                                2005        2004       2005
                                                                                           $ million   $ million  $ million
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Assets
Current assets
Cash and cash equivalents                                                                     221.2       332.7      356.0
Restricted cash                                                                                 9.3         8.8        9.4
Accounts receivable                                                                           972.5       850.5      825.9
Inventories                                                                                   748.1       662.6      703.8
Deferred income taxes                                                                          84.4       109.3       80.1
Prepaid expenses and other assets                                                             136.3       109.2      128.1
Assets held for sale                                                                           17.2        78.7       61.8
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                        2,189.0     2,151.8    2,165.1
Long term assets
Property, plant and equipment                                                               1,506.5     1,398.3    1,461.6
Goodwill                                                                                    1,857.1     1,709.3    1,752.3
Intangible assets                                                                              50.3        43.5       49.1
Deferred income taxes                                                                         247.1       217.2      237.6
Other long term assets                                                                         16.8        55.0       70.3
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                5,866.8     5,575.1    5,736.0
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Liabilities and shareholders' equity
Current liabilities
Bank loans and overdrafts, other loans and capital leases, current portion                     81.1        57.7       46.5
Accounts payable                                                                              451.6       396.4      450.8
Other current liabilities                                                                     369.5       434.5      351.1
Taxes payable                                                                                 278.4       321.9      290.7
Deferred income taxes                                                                          33.6        30.9       41.8
Liabilities related to assets held for sale                                                       -        15.8        0.6
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                   1,214.2     1,257.2    1,181.5
Long term liabilities
Bank loans, other loans and capital leases, less current portion                              815.5       739.0      788.3
Pension obligations                                                                           192.2       271.9      272.7
Post retirement obligations other than pensions                                               269.6       291.5      286.1
Deferred income taxes                                                                         181.9       150.1      163.6
Other long term liabilities                                                                    48.0        44.8       39.9
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                           2,721.4     2,754.5    2,732.1
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Minority interest                                                                              78.5        70.1       80.8
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Shareholders' equity
Common stock, par value 5p, authorised shares - 1,585,164,220; issued and outstanding
shares - 774,495,124  (October  2, 2004: 773,871,419; January 1, 2005: 773,889,884)            68.5        69.5       74.3
Convertible cumulative preference stock of $50; Authorised shares - 13,920,000; Issued
and outstanding shares - 10,462,774 (October 2, 2004: 10,506,721; January 1, 2005:            594.0
10,506,721)                                                                                               605.7      647.4
Treasury stock                                                                                (14.2)      (15.6)     (17.1)
Additional paid-in capital                                                                    201.4       198.5      208.0
Restricted reserves                                                                           817.2       829.7      886.8
Retained earnings                                                                           1,799.7     1,588.0    1,697.8
Accumulated other comprehensive loss                                                         (399.7)     (525.3)    (574.1)
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                  3,066.9     2,750.5    2,923.1
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                                  5,866.8     5,575.1    5,736.0
----------------------------------------------------------------------------------------------------------------------------



NOTES TO THE FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED OCTOBER 1, 2005 PREPARED UNDER ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (UNAUDITED)

a) Net income per common share

Basic net income per common share is calculated on an income of $211.3 million (October 2, 2004 - $220.7 million, January 1, 2005 - $349.2 million) representing the net income for the period after adjusting for the preference dividend of $21.9 million (October 2, 2004 - $21.6 million, January 1, 2005 - $28.5 million) and on 771,416,919 ordinary shares being the weighted average in issue during the period (October 2, 2004 -770,790,687, January 1, 2005 - 770,716,582).

Diluted net income per common share is calculated on an adjusted weighted average number of ordinary shares of 876,082,660 (October 2 ,2004 - 877,435,243, January 1, 2005 - 877,298,559) after allowing for the exercise of 2,239,297 share options (October 2, 2004 - 3,993,892, January 1, 2005 - 3,931,313) and is
calculated on an income of $233.2 million (October 2, 2004- $242.3 million, January 1, 2005 - $377.7 million). The weighted average number of shares also allows for the conversion of preference shares equating to 102,426,444 ordinary shares (October 2, 2004 -102,650,664, January 1, 2005 - 102,650,664) and income was adjusted for the preference dividend of $21.9 million (October 2, 2004 - $21.6 million, January 1, 2005 - $28.5 million).

b) New accounting standards

  Share-based compensation

Share based compensation is provided to employees under the Group's share option, bonus and other share award plans, whereby the participating employees receive rights over shares in Tomkins plc. In previous periods, the Group accounted for these plans in accordance with APB25 "Accounting for Stock Issued to Employees", which required that the compensation cost was measured on the basis of the intrinsic value of the awards at the grant date.

In December 2004, the FASB issued SFAS123R "Share-Based Payment" which requires companies to measure the cost of share based compensation plans on the basis of the fair value of the awards. SFAS123R supersedes APB25.

Under SFAS123R, the fair value of equity-settled awards is determined at the date of grant and is not subsequently re-measured unless the conditions on which the award was granted are modified. For cash-settled awards, the fair value is determined at the date of grant and is re-measured at each balance sheet date until the liability is settled. Generally, the compensation cost is recognised on a straight-line basis over the vesting period. Adjustments are made to reflect actual and expected forfeitures during the vesting period due to failure to satisfy service conditions or non-market performance conditions.

Tomkins adopted SFAS123R using the modified prospective method with an effective date of January 2, 2005, whereby SFAS123R has been applied prospectively to the unvested portion of awards that were outstanding as of January 1, 2005 and all awards granted, modified or settled on or after January 2, 2005.



9.    RECONCILIATION OF FINANCIAL INFORMATION IN STERLING UNDER IFRS TO FINANCIAL INFORMATION IN US DOLLARS UNDER US
      GAAP (UNAUDITED)


                                                                                           9 months    9 months        Year
                                                                                                          ended       ended
Profit attributable to shareholders                                                           ended  October     January 1,
                                                                                         October 1,     2, 2004        2005
                                                                                               2005  GBP         GBP
                                                                                        GBP million     million     million
----------------------------------------------------------------------------------------------------------------------------
Net income under IFRS                                                                        140.3       135.7       200.0
US GAAP adjustments:
Intangibles amortisation                                                                      (2.0)       (2.1)       (2.9)
Restructuring costs                                                                           (0.5)       (8.3)      (10.9)
Gain on disposal of operations                                                                   -         0.9         0.9
Capitalised interest                                                                           3.5         3.8         4.5
Inventory                                                                                     (1.5)       (0.4)       (0.9)
Post-employment benefits                                                                     (10.1)       (0.6)       (5.7)
Stock based compensation                                                                      (1.2)        1.9         2.2
Derivatives                                                                                  (29.9)       (5.6)       20.1
Preference dividends                                                                          12.0           -           -
Income tax on US GAAP adjustments                                                             16.4         6.2        (2.8)
Minority interest in US GAAP adjustments                                                         -         1.8         1.8
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Net income under US GAAP expressed in sterling                                               127.0       133.3       206.3
----------------------------------------------------------------------------------------------------------------------------

                                                                                          $ million   $ million   $ million
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Net income under US GAAP expressed in US dollars at an average exchange rate of GBP1 =        233.2       242.3      376.6
$1.8366
(nine months ended October 2, 2004, GBP1 = $1.8176 and year ended January 1, 2005,
GBP1 = $1.8257)
Differences arising from use of average exchange rate versus actual exchange rate                -            -        1.1
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Net income under US GAAP expressed in US dollars                                              233.2       242.3      377.7
----------------------------------------------------------------------------------------------------------------------------

                                                                                         October 1,  October 2,  January 1,
Shareholders' equity                                                                           2005        2004        2005
                                                                                        GBP million GBP million GBP million
----------------------------------------------------------------------------------------------------------------------------
Shareholders' equity under IFRS                                                              674.6       470.8       466.5
US GAAP adjustments:
Goodwill (net)                                                                               744.1       733.8       686.3
Intangibles (net)                                                                             21.8        24.2        25.6
Restructuring costs                                                                            0.4         3.2         0.8
Capitalised interest (net)                                                                    22.1        17.5        17.1
Inventory                                                                                     (4.8)       (2.6)       (3.0)
Pension liabilities                                                                           (7.1)        4.4         0.2
Stock based compensation                                                                         -         2.8         2.8
Derivatives                                                                                      -        (4.7)        7.6
Dividends                                                                                        -       (37.3)          -
Preference shares                                                                            295.7       337.2       337.2
Deferred income tax on US GAAP adjustments                                                   (13.2)      (17.6)      (18.1)
Minority interest in US GAAP adjustments                                                         -        (0.4)       (0.5)
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Shareholders' equity under US GAAP expressed in sterling                                   1,733.6     1,531.3     1,522.5
----------------------------------------------------------------------------------------------------------------------------

                                                                                          $ million   $ million   $ million
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Shareholders' equity under US GAAP expressed in US dollars                                  3,066.9     2,750.5     2,923.1
At a closing exchange rate of GBP1 = $1.7691 (October 2, 2004, GBP1= $1.7962 and
January 1, 2005,
GBP1 = $1.9199)
----------------------------------------------------------------------------------------------------------------------------


An explanation of the significant adjustments between IFRS and US GAAP was provided in the Group's results announcement for the three months ended 2 April 2005 that is available on the Company's website, www.tomkins.co.uk.


                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              By:   Tomkins plc
                                                    (Registrant)
Date:  5 December 2005

                                              By: /s/ Denise Patricia Burton
                                                  ----------------------------
                                              Name:  Denise Patricia Burton
                                              Title: Deputy Company Secretary